ASSET AND STOCK PURCHASE AGREEMENT
AMONG
OMG HARJAVALTA CHEMICALS HOLDING BV,
OMG AMERICAS, INC.,
OM GROUP, INC.,
KOBOLTTI CHEMICALS HOLDINGS LIMITED
and,
solely for purposes of Section 10.13 and Exhibit A,
FREEPORT-MCMORAN CORPORATION
Dated as of January 21, 2013

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ARTICLE I Purchase and Sale; Closing    2
Section 1.01.Purchase and Sale of the Subject Shares    2
Section 1.02.Purchase and Sale of the Purchased Assets    2
Section 1.03.Excluded Assets    2
Section 1.04.Assumed Liabilities    2
Section 1.05.Excluded Liabilities    2
Section 1.06.Limitations on Assignment of Purchased Assets    2
Section 1.07.Purchase Price; Allocation of Purchase Price    3
Section 1.08.Closing Date    3
Section 1.09.Closing Deliveries.    3
Section 1.10.Purchase Price Adjustment    5
Section 1.11.Withholding    6

ARTICLE II Representations and Warranties Relating to the Sellers, the Subject Shares and the Purchased Assets    7
Section 2.01.Organization, Standing and Power    7
Section 2.02.Authority; Execution and Delivery; Enforceability    7
Section 2.03.No Conflicts; Consents    7
Section 2.04.Proceedings    8
Section 2.05.The Subject Shares, Cristolteq Shares, QSI Shares and
Purchased Assets    8
ARTICLE III Representations and Warranties Relating to the Business    8
Section 3.01.Organization; Standing and Power    8
Section 3.02.Capital Stock of the Companies    9
Section 3.03.No Conflicts; Consents    9
Section 3.04.    Financial Statements    10
Section 3.05.Assets Other than Real Property and Intellectual Property Interests    10
Section 3.06.    Real Property    10
Section 3.07.Intellectual Property    11
Section 3.08.No Undisclosed Material Liabilities    12
Section 3.09.Contracts    12
Section 3.10.Taxes    14
Section 3.11.Proceedings    17
Section 3.12.Benefit Plans    17

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Section 3.13.Absence of Changes or Events    19
Section 3.14.Compliance with Applicable Laws; Permits    19
Section 3.15.Environmental Matters    20
Section 3.16.Labor Relations    21
Section 3.17.Sufficiency of the Assets    22
Section 3.18.Products    22
Section 3.19.Insurance Coverage    22
Section 3.20.Affiliate Transactions    22
Section 3.21.Brokers    22
Section 3.22.Compliance with Applicable Anti-Corruption Laws    23
Section 3.23.Customers and Suppliers    23
ARTICLE IV Representations and Warranties of Purchaser    23
Section 4.01.Organization, Standing and Power    24
Section 4.02.Authority; Execution and Delivery; Enforceability    24
Section 4.03.No Conflicts; Consents    24
Section 4.04.    Proceedings    24
Section 4.05.Securities Law Compliance    24
Section 4.06.Availability of Funds    24
Section 4.07.Solvency    25
Section 4.08.Brokers    25
Section 4.09.Purchaser Investigation and Reliance    25
ARTICLE V Covenants    26
Section 5.01.Covenants Relating to Conduct of Business    26
Section 5.02.Access to Information; Cooperation    28
Section 5.03.Confidentiality    29
Section 5.04.    Notices of Certain Events    29
Section 5.05.Reasonable Best Efforts    30
Section 5.06.Expenses; Transfer Taxes    32
Section 5.07.Employee Matters    33
Section 5.08.Publicity    34
Section 5.09.Names Following Closing    34
Section 5.10.Business / Non-Business Assets    36
Section 5.11.Resignations    36
Section 5.12.Intercompany Matters    36
Section 5.13.Non-Competition; Non-Solicitation; No-Hire    37

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Section 5.14.Insurance Policies    37
Section 5.15.No Further Financial Obligations    38
Section 5.16.Cobalt Alloy Sales Agreement    38
ARTICLE VI Conditions Precedent    38
Section 6.01.Conditions to Each Party’s Obligation    38
Section 6.02.Conditions to Obligation of Purchaser    38
Section 6.03.Conditions to Obligation of the Sellers    39
Section 6.04.Frustration of Closing Conditions    40
ARTICLE VII Termination; Effect of Termination    40
Section 7.01.    Termination    40
Section 7.02.Effect of Termination    41
ARTICLE VIII Tax Matters    41
Section 8.01.Tax Sharing Agreements    41
Section 8.02.Tax Indemnification    45
ARTICLE IX Indemnification    46
Section 9.01.Survival    46
Section 9.02.Other Indemnification by the Sellers    47
Section 9.03.Other Indemnification by Purchaser    49
Section 9.04.Procedures    50
Section 9.05.No Additional Representations    52
Section 9.06.Determination of Loss Amount    53
Section 9.07.Adjustments    54
Section 9.08.Subrogation    54
Section 9.09.Environmental Indemnification.    54
ARTICLE X General Provisions    56
Section 10.01.Assignment    56
Section 10.02.No Third-Party Beneficiaries    57
Section 10.03.Notices    57
Section 10.04.Interpretation; Exhibits and Schedules; Certain Definitions    58
Section 10.05.Counterparts    69
Section 10.06.Entire Agreement    69
Section 10.07.Amendments and Waivers    69
Section 10.08.Severability    70
Section 10.09.Governing Law and Jurisdiction    70
Section 10.10.    Attorney-Client Privilege and Conflict Waiver    70

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Section 10.11.WAIVER OF JURY TRIAL    71
Section 10.12.Translation    71
Section 10.13.Purchaser Guarantor    71

Schedule I        Purchased Assets
Schedule II        Assumed Liabilities
Schedule III        Allocation Statement
Schedule IV        Filings
EXHIBIT A        Earn-out Payments
EXHIBIT B        Form of Transition Services Agreement
EXHIBIT C        Form of Cobalt Alloy Sales Agreement
EXHIBIT D        Form of Distribution Agreement
EXHIBIT E        Form of Services Agreement
EXHIBIT F        Transfer Documentation

ASSET AND STOCK PURCHASE AGREEMENT, dated as of January 21, 2013 (including Exhibit A, this “Agreement”), by and among OMG HARJAVALTA CHEMICALS HOLDING BV, a company organized under the laws of The Netherlands (“OMG Harjavalta”), OMG AMERICAS, INC., an Ohio corporation (“OMG Americas”), OM GROUP, INC., a Delaware corporation (“OMG” together with OMG Harjavalta and OMG Americas, the “Sellers”) and Koboltti Chemicals Holdings Limited, a Bermudian exempted company (such entity, or its assignee pursuant to Section 10.01, referred to herein as “Purchaser”), and Freeport-McMoRan Corporation, a corporation organized under the laws of New York (“Purchaser Guarantor”), for the limited purposes of Section 10.13 and Exhibit A.
WHEREAS, OMG owns all of the issued and outstanding shares (the “OMG Japan Shares”) of common stock, par value ¥50,000 per share, of OMG Japan, Inc., a company organized under the laws of Japan (“OMG Japan”);
WHEREAS, OMG owns 247,500 shares (the “Europe Shares”) of common stock of OMG Europe GmbH, a company organized under the laws of Germany (“OMG Europe”), and OMG Kokkola Chemicals owns 2,500 shares (the “Chemicals Europe Shares”, and together with the Europe Shares, the “OMG Europe Shares”) of common stock of OMG Europe;
WHEREAS, OMG Harjavalta owns all of the issued and outstanding shares (the “OMG Kokkola Chemicals Shares” and, together with the OMG Japan Shares and the OMG Europe Shares, the “Subject Shares”) of common stock, par value €1.68 per share, of OMG Kokkola Chemicals Oy, a company organized under the laws of Finland (“OMG Kokkola Chemicals”, and, together with OMG Japan and OMG Europe, the “Companies”);
WHEREAS, OMG Kokkola Chemicals owns 455 shares (the “Crisolteq Shares”) of capital stock of CrisolteQ OY, a company organized under the laws of Finland (“Crisolteq”);
WHEREAS, OMG owns 615,385 shares (the “QSI Shares”) of capital stock of QuantumSphere Inc., a California corporation (“QSI”), and desires to transfer the QSI Shares to OMG Kokkola Chemicals prior to the Closing; and
WHEREAS, the Sellers desire to sell the Subject Shares and the Purchased Assets and transfer the Assumed Liabilities to Purchaser, and Purchaser desires to purchase all of the Subject Shares and the Purchased Assets and assume the Assumed Liabilities from the Sellers upon the terms and conditions contained in this Agreement.
NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the parties hereto hereby agree as follows:
ARTICLE I

Purchase and Sale; Closing
SECTION 1.01.    Purchase and Sale of the Subject Shares. At the Closing, the Sellers shall sell, transfer and deliver or cause to be sold, transferred and delivered to Purchaser, and Purchaser shall purchase from the Sellers, the Subject Shares.

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SECTION 1.02.    Purchase and Sale of the Purchased Assets. At the Closing, the Sellers shall sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Purchaser all of the assets set forth on Schedule I (the “Purchased Assets”). The purchase and sale of the Subject Shares and the Purchased Assets and the assumption and transfer of the Assumed Liabilities is referred to in this Agreement as the “Acquisition”. For the avoidance of doubt, the Subject Shares do not constitute Purchased Assets. Accordingly, Section 1.04 and 1.05 are not applicable to the Subject Shares.
SECTION 1.03.    Excluded Assets. Purchaser expressly understands and agrees that all assets of the Sellers other than the Subject Shares and the Purchased Assets shall remain the property of Sellers and their applicable subsidiaries (collectively, the “Excluded Assets”).
SECTION 1.04.    Assumed Liabilities. At the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser shall assume the Liabilities of the Sellers to the extent relating to or arising out of the Purchased Assets, including those set forth on Schedule II (the “Assumed Liabilities”). Purchaser’s obligations under this Section 1.04 shall not be subject to offset or reduction, whether by reason of any actual or alleged breach of any representation, warranty or covenant contained in any agreement or document delivered in connection with this Agreement or any right to indemnification hereunder or otherwise.
SECTION 1.05.    Excluded Liabilities. Purchaser is assuming only the Assumed Liabilities from the Sellers and is not assuming any other Liability of the Sellers of whatever nature, whether presently in existence or arising hereafter. All such other Liabilities shall be retained by and remain Liabilities of the Sellers, as applicable (all such Liabilities not being assumed being herein referred to as the “Excluded Liabilities”).
SECTION 1.06.    Limitations on Assignment of Purchased Assets. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Purchased Asset or any right thereunder if an attempted assignment, without the consent of, or other action by, any third party, would constitute a breach thereunder or in any way adversely affect the rights of Purchaser or the Sellers or any of their respective affiliates thereunder; provided that the foregoing shall not limit or affect the Sellers’ representations and warranties in Articles II and III or the conditions set forth in Section 6.02. Each Seller and Purchaser shall use their respective reasonable best efforts (but without any payment of money) to obtain the consent of such third parties to any such Purchased Asset or any right thereunder for the assignment thereof to Purchaser as Purchaser may reasonably request. If such consent is not obtained or such other action is not taken, the Sellers and Purchaser shall cooperate in a mutually agreeable manner to establish an arrangement under which Purchaser would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including sub-contracting, sub-licensing, or sub-leasing to Purchaser or an affiliate designated by Purchaser, or under which a Seller or any of its affiliates would enforce (at the reasonable direction of Purchaser) for the benefit of Purchaser or its designated affiliate, with Purchaser or its designated affiliate assuming the obligations of such Seller or its affiliates, any and all rights of such Seller or any of its affiliates against a third party thereto (including, if applicable, the right to elect to terminate such Purchased Asset in accordance with the terms thereof upon Purchaser’s request). Each Seller shall promptly pay to Purchaser or its designated affiliate when received all monies received by such Seller or any of its affiliates under any Purchased Asset or any claim or right or any benefit arising thereunder, except to the extent the same represents an Excluded Asset. Upon receipt of any required consents to assignment of a Purchased Asset, the applicable Seller shall, or shall cause its affiliates to, sell, convey, transfer, assign and deliver such Purchased Asset to Purchaser with no additional purchase price due therefore. In addition, following the Closing, the parties shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out this Section 1.06 and give effect to the transactions contemplated by this Section 1.06.
SECTION 1.07.    Purchase Price; Allocation of Purchase Price
(a)    The purchase price for the Purchased Assets and the Subject Shares is $325,000,000 in cash (the “Base Purchase Price”) plus the amount of payments, if any, to be paid by Purchaser pursuant to the provisions set forth in Exhibit A upon the terms and conditions set forth therein (together with the Base Purchase Price, the “Purchase Price”). The Base Purchase Price shall be paid as provided in Section 1.09, and the Base Purchase Price shall be subject to adjustment as provided in Section 1.10.
(b)    The Base Purchase Price shall be allocated to the Purchased Assets and the Subject Shares as set forth in the statement attached hereto as Schedule III (the “Allocation Statement”). If an adjustment is made with respect to the Base Purchase Price pursuant to Section 1.10, the Allocation Statement shall be adjusted consistent therewith.
SECTION 1.08.    Closing Date. The closing of the Acquisition (the “Closing”) shall take place at the offices of Jones Day, 901 Lakeside Avenue, Cleveland, Ohio, 44114 U.S.A., at 10:00 a.m. on the business day that is the second full business day after the date on which the conditions set forth in Article VI are satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed among the Sellers and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.
SECTION 1.09.    Closing Deliveries. At the Closing, Purchaser shall deliver to the Sellers the following:
(i)    payment, by wire transfer to one or more bank accounts designated in writing by the Sellers (such designation to be made by the Sellers at least three business days prior to the Closing Date), of an amount in immediately available funds equal, in the aggregate, to the Base Purchase Price less an amount equal to Certified Indebtedness plus an amount equal to the estimated amount of Cash on Hand as of the close of business on the Closing Date (“Estimated Cash on Hand”) as set forth in a certificate delivered by the Sellers to Purchaser no later than three business days prior to the Closing. Sellers will use reasonable efforts to ensure that Estimated Cash on Hand shall be approximately $30,000,000;
(ii)    payment to the applicable lenders, by wire transfer to one or more bank accounts designated in writing by the Sellers (such designation to be made by the Sellers on a business day that is at least three full business days prior to the Closing Date), of an amount equal to Certified Indebtedness;
(iii)    the certificate to be delivered pursuant to Section 6.03;
(iv)    a counterpart of the Transition Services Agreement attached as Exhibit B hereto (the “Transition Services Agreement”), duly executed by OMG Kokkola Chemicals;
(v)    a counterpart of the Cobalt Alloy Sales Agreement attached as Exhibit C hereto (the “Cobalt Alloy Sales Agreement”), duly executed by OMG Kokkola Chemicals and Purchaser Guarantor;
(vi)    a counterpart of the Distribution Agreement attached as Exhibit D hereto (the “Distribution Agreement”), duly executed by OMG Kokkola Chemicals; and
(vii)    a counterpart of the Services Agreement attached as Exhibit E hereto (the “Services Agreement”), duly executed by OMG Kokkola Chemicals.
(b)    At the Closing, the Sellers shall deliver, or cause to be delivered to Purchaser the following:
(i)    to the extent the Subject Shares are represented by certificates, such certificates, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer tax stamps, if any, affixed;
(ii)    the certificate to be delivered pursuant to Section 6.02;
(iii)    such deeds, bills of sale, endorsements, assignments and other good and sufficient instruments of conveyance and assignment as the parties and their respective counsel shall deem reasonably necessary to vest in Purchaser all right, title and interest in, to and under the Purchased Assets and to evidence Purchaser’s assumption of the Assumed Liabilities;
(iv)    duly signed resignations, effective immediately after the Closing, of all directors of the Companies;
(v)    a counterpart of the Transition Services Agreement duly executed by the Sellers;
(vi)    a counterpart of the Cobalt Alloy Sales Agreement duly executed by OMG Finland;
(vii)    a counterpart of the Distribution Agreement duly executed by OMG Americas;
(viii)    a counterpart of the Services Agreement duly executed by OMG Americas; and
(ix)    evidence reasonably satisfactory to Purchaser that the Contract listed as item 31 on Section 3.09(a)(ii) of the Seller Disclosure Letter has been amended to remove OMG Kokkola Chemicals as a party thereto.
SECTION 1.10.    Purchase Price Adjustment.
(a)    Within 60 days after the Closing Date, Purchaser shall cause to be prepared and delivered to the Sellers a working capital statement (the “Final Working Capital Statement”), setting forth the Net Working Capital as of the close of business on the Closing Date (the “Final Working Capital”) and Cash on Hand as of the close of business on the Closing Date (the “Final Cash on Hand”). The Final Working Capital Statement shall be prepared in accordance with the same accounting principles, practices, methodologies and policies used in the preparation of the Working Capital Statement.
(b)    Within 30 days following receipt by the Sellers of the Final Working Capital Statement, the Sellers shall deliver written notice to Purchaser of any dispute the Sellers have with respect to the preparation or content of the Final Working Capital Statement; provided, however, that the Sellers may not dispute the accounting principles, practices, methodologies and policies used in preparing the Final Working Capital Statement if they are the same as the accounting principles, practices, methodologies and policies used in preparing the Working Capital Statement. If the Sellers do not so notify Purchaser of a dispute with respect to the Final Working Capital Statement within such 30-day period, such Final Working Capital Statement will be final, conclusive and binding on the parties. In the event of such notification of a dispute, Purchaser and the Sellers shall negotiate in good faith to resolve such dispute. If Purchaser and the Sellers, notwithstanding such good faith effort, fail to resolve such dispute within 15 days after the Sellers advise Purchaser of their objections, then Purchaser and the Sellers jointly shall engage KPMG, LLP (the “Accounting Firm”) to resolve such dispute. As promptly as practicable, and in any event not more than 15 days thereafter, Purchaser and the Sellers shall each prepare and submit a presentation detailing each party’s complete statement of proposed resolution of the dispute to the Accounting Firm. As soon as practicable thereafter, Purchaser and the Sellers shall cause the Accounting Firm to choose one of the parties’ positions based solely upon the presentations by Purchaser and the Sellers. The parties shall share the expenses of the Accounting Firm equally. All determinations made by the Accounting Firm will be final, conclusive and binding on the parties.
(c)    For purposes of complying with the terms set forth in this Section 1.10, each party shall cooperate with and make available to the other parties and their respective representatives all information, records, data and working papers, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Final Working Capital Statement and the resolution of any disputes thereunder (subject to reasonable confidentiality restrictions and to providing such assurances, releases, indemnities or other agreements as accountants may customarily require in such circumstances).
(d)    If the Target Working Capital and Estimated Cash on Hand, when taken together, exceed Final Working Capital and Final Cash on Hand, when taken together (each, as finally determined pursuant to Section 1.10(b)), then the Base Purchase Price will be adjusted downward by the amount of such excess, and the Sellers shall pay or cause to be paid an amount in cash equal to such excess to Purchaser by wire transfer of immediately available United States funds to an account or accounts designated in writing by Purchaser to the Sellers. Any such payment is to be made within five business days of the date on which the Final Working Capital is finally determined pursuant to this Section 1.10.
(e)    If the Final Working Capital and Final Cash on Hand, when taken together (each, as finally determined pursuant to Section 1.10(b)), exceed the Target Working Capital and Estimated Cash on Hand, when taken together, then the Base Purchase Price will be adjusted upward by the amount of such excess, and Purchaser shall pay or cause to be paid an amount in cash equal to such excess to the Sellers by wire transfer of immediately available United States funds to an account or accounts designated in writing by the Sellers to Purchaser. Any such payment is to be made within five business days of the date on which the Final Working Capital is finally determined pursuant to this Section 1.10.
SECTION 1.11.    Withholding. Either party hereto or any of their respective affiliates (including, effective upon the Closing with respect to Purchaser, the Companies), shall be entitled to deduct and withhold from any amount otherwise payable to the other party hereto pursuant to this Agreement such amounts as they are required to deduct and withhold with respect to the making of such payment under any applicable Law. If any amount is so withheld, such withheld amounts shall be timely paid to the appropriate Tax Authority and treated for all purposes of this Agreement as having been paid to such other party hereto.
ARTICLE II

Representations and Warranties
Relating to the Sellers, the Subject Shares and the Purchased Assets
Except as set forth in the letter from the Sellers, dated the date of this Agreement, addressed to Purchaser (the “Seller Disclosure Letter”), the Sellers hereby represent and warrant to Purchaser as of the date of this Agreement and as of the Closing Date as follows:
SECTION 2.01.    Organization, Standing and Power. Each of the Sellers and OMG Kokkola Chemicals is organized and validly existing under the Laws of the jurisdiction in which it is organized and has full corporate power and authority to own the Purchased Assets, the OMG Japan Shares (in the case of OMG), the Europe Shares (in the case of OMG), the Chemicals Europe Shares (in the case of OMG Kokkola Chemicals), the Crisolteq Shares (in the case of OMG Kokkola Chemicals), the QSI Shares (in the case of OMG) and the OMG Kokkola Chemicals Shares (in the case of OMG Harjavalta). Each of the Sellers has made available to Purchaser complete copies of its organizational documents and all such organizational documents are in full force and effect.
SECTION 2.02.    Authority; Execution and Delivery; Enforceability. Each of the Sellers has full power and authority to execute this Agreement and to consummate the Acquisition and the other transactions contemplated hereby. The execution and delivery by the Sellers of this Agreement and the consummation by the Sellers of the Acquisition and the other transactions contemplated hereby have been duly authorized by all necessary corporate action by the Sellers. Each of the Sellers has duly executed and delivered this Agreement, and this Agreement constitutes its valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity (the “General Enforceability Exceptions”).
SECTION 2.03.    No Conflicts; Consents. The execution, delivery and performance by each Seller of this Agreement do not, and the consummation of the Acquisition and the other transactions contemplated hereby and compliance by such Seller with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation or imposition of any Lien upon any of the properties or assets of such Seller under, any provision of (i) the organizational documents of such Seller, (ii) any Contract to which such Seller is a party or by which any of its properties or assets is bound, or (iii) any Judgment or Law applicable to such Seller or its properties or assets other than in the case of clauses (ii) and (iii) such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Sellers Material Adverse Effect. No material consent of, registration, declaration or filing with, or action by, any Governmental Entity is required to be obtained or made by or with respect to any of the Sellers in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition or the other transactions contemplated hereby, other than the filings set forth on Schedule IV.
SECTION 2.04.    Proceedings. There are no Proceedings pending or, to the Knowledge of the Sellers, threatened against, affecting or relating to any Seller or any of its affiliates that, if determined or resolved adversely to such Seller or such affiliate, would reasonably be expected to have a Sellers Material Adverse Effect.
SECTION 2.05.    The Subject Shares, Cristolteq Shares, QSI Shares and Purchased Assets. OMG is the record and beneficial owner of the OMG Japan Shares, the Europe Shares and the QSI Shares, free and clear of all Liens. OMG Kokkola Chemicals is the record and beneficial owner of the Europe Shares and the Crisolteq Shares, free and clear of all Liens. OMG Harjavalta is the record and beneficial owner of the OMG Kokkola Chemicals Shares free and clear of all Liens. The Sellers collectively have good and valid title to the Purchased Assets free and clear of all Liens, other than Permitted Liens. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Subject Shares and the Purchased Assets, upon delivery to Purchaser at the Closing of (i) certificates representing the Subject Shares (excluding the Chemicals Europe Shares), duly endorsed by OMG or OMG Harjavalta, as applicable, for transfer to Purchaser and (ii) the documentation to transfer the Purchased Assets in substantially the form attached as Exhibit F, and upon the Sellers’ receipt of the Base Purchase Price, good and valid title to the Subject Shares and the Purchased Assets will pass to Purchaser free and clear of all Liens, other than Permitted Liens. Other than this Agreement and as set forth in Section 2.04 of the Seller Disclosure Letter, the Subject Shares are not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition, as applicable, of the Subject Shares.
ARTICLE III

Representations and Warranties
Relating to the Business
Except as set forth in the Seller Disclosure Letter, the Sellers hereby represent and warrant to Purchaser as of the date of this Agreement and as of the Closing Date as follows:
SECTION 3.01.    Organization; Standing and Power. Each of the Companies is an entity organized and validly existing under the Laws of its jurisdiction of organization, which jurisdiction is set forth in Section 3.01 of the Seller Disclosure Letter. Each of the Sellers and each of the Companies (i) has full corporate power and authority to carry on the Business as presently conducted and (ii) is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the conduct or nature of the Business makes such qualification necessary, except, in the case of clause (ii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.
(a)    The Sellers have made available to Purchaser true and complete copies of (1) the organizational documents, each as amended to date, of each Company, and (2) the stock certificate and transfer books and the minute books of each of the Companies.
SECTION 3.02.    Capital Stock of the Companies. The authorized capital stock of OMG Japan consists of 800 shares of common stock, par value ¥50,000 per share, of which 200 shares are issued and outstanding. The registered share capital of OMG Europe amounts to DEM 250,000, of which DEM 247,500 are held by OMG and DEM 2,500 are held by OMG Kokkola Chemicals. The authorized capital stock of OMG Kokkola Chemicals consists of 4,000,000 shares of common stock, par value €1.68 per share, of which 4,000,000 shares are issued and outstanding. Except as set forth in Section 3.02 of the Sellers Disclosure Letter and other than the Subject Shares, there are no shares of capital stock or other equity securities of any of the Companies issued, reserved for issuance or outstanding. The Subject Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right or subscription right, the certificate of incorporation, bylaws or articles of association (or equivalent organizational documents) of the Companies or any Contract to which any of the Companies are a party. There are not any bonds, debentures, notes or Indebtedness of any of the Companies having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of shares of capital stock of any of the Companies may vote (“Voting Company Debt”). There are not any options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, Contracts or undertakings of any kind to which any of the Companies or any Seller or any affiliate of a Seller is a party or by which any such person is bound (1) obligating any of the Companies to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, any of the Companies or any Voting Company Debt or (2) obligating any of the Companies to issue, grant, extend or enter into any such option, warrant, call, right, unit, Contract or undertaking. There are not any outstanding contractual obligations of any Seller or any affiliate of a Seller (including the Companies) to repurchase, redeem or otherwise acquire any shares of capital stock of any of the Companies.
(a)    Other than the Cristolteq Shares and the QSI Shares, no Company owns, directly or indirectly, any equity interest of any person.
SECTION 3.03.    No Conflicts; Consents. The execution, delivery and performance by each Seller of this Agreement do not, and the consummation of the Acquisition and the other transactions contemplated hereby will not, conflict in any material respect with, or result in any material violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, material modification or acceleration of any material obligation or to loss of a material benefit under, or result in the creation of any material Lien upon any of the Purchased Assets or any of the properties or assets of the Companies under, any provision of (i) the organizational documents of any of the Companies, (ii) any Material Contract, or (iii) any Judgment or Law applicable to the Business. No material consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to the Business in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition or the other transactions contemplated hereby, other than the filings set forth on Schedule IV.
SECTION 3.04.    Financial Statements. Section 3.04 of the Seller Disclosure Letter sets forth the pro forma unaudited balance sheets of the Business as at December 31, 2011 and June 30, 2012 (the “Balance Sheet”), and the related pro forma unaudited statements of income and cash flows for the periods then ended (collectively, the “Financial Statements”). The Financial Statements were derived from the books and records of the Sellers and their respective affiliates, have been prepared in conformity with GAAP consistently applied (except for the absence of footnotes and as otherwise set forth in Section 3.04 of the Seller Disclosure Letter) and fairly present in all material respects the consolidated financial condition and results of operations and cash flows of the Business as of the respective dates thereof and for the respective periods indicated.
SECTION 3.05.    Assets Other than Real Property and Intellectual Property Interests. (1) The Companies have good and valid title to all the material assets reflected on the Balance Sheet or thereafter acquired, other than the Purchased Assets and those disposed of in the ordinary course of business since June 30, 2012 (the “Balance Sheet Date”), in each case free and clear of all Liens, except for Permitted Liens. The Sellers have good and valid title to all Purchased Assets, free and clear of all Liens, except for Permitted Liens, and at Closing the Sellers will convey to Purchaser (or an affiliate designated by Purchaser) good and valid title to all such Purchased Assets, free and clear of all Liens, except for Permitted Liens. All leases of personal property used or held for use in the Business (each, a “Personal Property Lease”) are valid, binding and enforceable in accordance with their respective terms, subject to the General Enforceability Exceptions. None of the Companies nor, to the Knowledge of the Sellers, any other party to any Personal Property Lease is in material breach or default thereunder. To the Knowledge of the Sellers, no event has occurred which with notice or lapse of time or both would reasonably be expected to constitute a material breach or default under any Personal Property Lease.
(c)    To the extent that any particular matter covered by this Section 3.05 is covered by Section 3.06 or Section 3.07, then Section 3.06 or Section 3.07, as the case may be, shall prevail with respect to such matter.
SECTION 3.06.    Real Property.Section 3.06(a) of the Seller Disclosure Letter sets forth a list of all real property and interests in real property (i) owned in fee by the Companies (individually, an “Owned Property”) and (ii) leased, subleased, licensed or otherwise occupied by the Companies (individually, a “Leased Property”), in each case used or held for use in the Business. The Companies have (i) valid, marketable fee simple title to all Owned Property, and (ii) a valid leasehold interest in all Leased Property (an Owned Property or Leased Property being sometimes referred to herein, individually, as a “Business Property”), in each case free and clear of all Liens, except for (i) such Liens as are set forth in Section 3.06 of the Seller Disclosure Letter and (ii) Permitted Liens. Subject in all respects to the provisions of Section 5.05 hereof, upon the consummation of the Acquisition and the other transactions contemplated hereby, the Purchaser or an affiliate designated by Purchaser shall hold and possess a valid leasehold interest in, license to or other right to occupy, as applicable, each Leased Property free and clear of all Liens, except for (i) such Liens as are set forth in Section 3.06 of the Seller Disclosure Letter and (ii) Permitted Liens. The Sellers have delivered or made available to Purchaser, prior to the date hereof, true, correct and complete copies of all existing title insurance policies, title insurance commitments, title reports and surveys for the Owned Properties in the Sellers’ possession. The Sellers have delivered or made available to Purchaser, prior to the date hereof, true, correct and complete copies of all the leases (including any amendments thereto) for the Leased Properties.
(a)    There are no condemnation or similar proceedings pending, or to the Knowledge of the Sellers, threatened, with respect to any Owned Property. To the Knowledge of the Sellers, there are no condemnation or similar proceedings pending or threatened with respect to any Leased Property.
(b)    The Business Properties, and their continued use, occupancy and operation as currently used, occupied and operated, do not constitute a nonconforming use under any applicable Laws relating to building, zoning, subdivision or other land use.
(c)    The Seller or the Company that is the tenant, subtenant, licensee or other occupant under the lease, sublease, license or other occupancy agreement for any Leased Property is in possession of the properties purported to be leased, subleased, licensed or otherwise occupied thereunder, except as forth in Section 3.06 of the Seller Disclosure Letter.
SECTION 3.07.    Intellectual Property.
(c)    Section 3.07 of the Seller Disclosure Letter sets forth a list of each item of Owned Intellectual Property that is registered with, or subject to application for registration with, any Governmental Entity or Internet domain name registrar, indicating for each such item the owner of such item, the registration or application number and the applicable filing jurisdiction (all such items, collectively, the “Registered Intellectual Property”). None of the material Registered Intellectual Property has been adjudged invalid or unenforceable in whole or in part, and, to the Knowledge of the Sellers, all such Registered Intellectual Property is valid and enforceable.
(d)    Except as set forth on Section 3.07(b) of the Seller Disclosure Letter, the Sellers, with respect to any Owned Intellectual Property included in the Purchased Assets, and the Companies, with respect to any other Owned Intellectual Property, are the sole and exclusive owners of all such Owned Intellectual Property free and clear of any Liens. There exist no material restrictions on the disclosure, use, license or transfer of the Owned Intellectual Property, and the consummation of the Acquisition will not alter, encumber, impair or extinguish any Business Intellectual Property or any rights of any of the Companies therein. Following the Closing, the Sellers and their respective affiliates will not own, or have any right, title or interest in or to, any Intellectual Property reasonably necessary for the conduct of the Business as currently conducted, other than the Names.
(e)    No item of Business Intellectual Property is licensed by any Seller or any of its affiliates to any third party, except for immaterial (individually and in the aggregate), non-exclusive licenses granted in the ordinary course of business. The Owned Intellectual Property and, to the Knowledge of the Sellers, the Licensed Intellectual Property are not subject to any outstanding order, judgment, decree, investigation or agreement adversely affecting the use thereof in the Business or the rights of any of the Companies thereto. There is no litigation, action, opposition, cancellation, proceeding, objection or claim pending, asserted or, to the Knowledge of the Sellers, threatened against any Seller or any of its affiliates concerning the ownership, validity, registerability, enforceability, infringement, misappropriation, other violation or use of, or licensed right to use, any Owned Intellectual Property or, to the Knowledge of the Sellers, any Licensed Intellectual Property. None of the Companies nor the conduct of the Business, has infringed, misappropriated or otherwise violated the Intellectual Property, or any right therein, of any third party in any material respect. To the Knowledge of the Sellers, no third party has infringed, misappropriated or otherwise violated any Business Intellectual Property or any right therein.
(f)    The Sellers and their respective affiliates have taken reasonable steps to maintain the confidentiality of all material Business Intellectual Property the value of which is contingent upon maintaining the confidentiality thereof, and, to the Knowledge of the Sellers, no such Business Intellectual Property has been disclosed other than to employees, representatives and agents of the Sellers and their respective affiliates all of whom are bound by written confidentiality agreements.
SECTION 3.08.    No Undisclosed Material Liabilities. There are no Liabilities of the Companies or, in connection with the Business or the Purchased Assets, the Sellers, other than:
(f)    Liabilities provided for in the Balance Sheet or disclosed in the notes thereto;
(g)    Liabilities incurred in the ordinary course of business as described in Section 3.08(b) of the Seller Disclosure Letter;
(h)    Liabilities incurred since the Balance Sheet Date in the ordinary course of business;
(i)    the Assumed Liabilities; and
(j)    other undisclosed Liabilities which, individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect.
SECTION 3.09.    Contracts.
(a)    Except as set forth in Section 3.09 of the Seller Disclosure Letter and except to the extent constituting an Employee Plan, none of the Companies is, and, with respect to the Business, none of the Sellers is, a party to or bound by, and the Purchased Assets do not include:
(i)    any lease, sublease, license or occupancy agreement for real property or leases for personal property providing for annual base or fixed rentals of $500,000 or more;
(ii)    any Contract providing for either (a) annual payments by the Business of $250,000 or more or (b) aggregate payments by the Business of $1,000,000 or more (including contingent milestone or royalty payments);
(iii)    any Contract providing for either (A) annual payments to the Business of $250,000 or more or (B) aggregate payments to the Business of $1,000,000 or more (including contingent milestone or royalty payments);
(iv)    any partnership, joint venture or other similar Contract;
(v)    any stockholders, investors rights, registration rights or similar Contract;
(vi)    any Contract relating to the acquisition or disposition of any business or person (whether by merger, sale of stock, sale of assets or otherwise), in each case, pursuant to which any Company has any ongoing material Liabilities;
(vii)    any Contract granting any person an option or a right of first refusal or first offer or similar preferential right to purchase or acquire any Purchased Asset or any Subject Shares;
(viii)    any so-called “requirements” Contract requiring any Company to purchase its requirements or a specified minimum amount of a particular raw material, resource or product from a particular supplier or suppliers, or to purchase all or substantially all of the output or production of a particular supplier;
(ix)    any Contract involving interest rate or foreign currency swaps, commodity swaps, options, caps, collars, hedges or forward exchanges, or other similar agreements, regardless of whether entered into for the purposes of hedging, investment or otherwise;
(x)    any Contract relating to Certified Indebtedness;
(xi)    any mortgage, deed of trust, pledge, security agreement, note, loan agreement or other instrument granting a material Lien on any Purchased Asset or Subject Shares, in each case, other than a Permitted Lien;
(xii)    any Contract (including so-called “take-or-pay” or “keep-well” Contracts) under which (A) any person has directly or indirectly guaranteed Indebtedness or Liabilities of any Company, or (B) any Company has directly or indirectly guaranteed Indebtedness or Liabilities of any person;
(xiii)    any agency, dealer, sales representative, broker, finder, marketing or other similar agreement providing for (a) annual payments by the Business of $250,000 or more or (b) aggregate payments by the Business of $1,000,000 or more;
(xiv)    any Contract containing “most favored nation” provisions;
(xv)    any Contract with a Related Party of a Seller, including any Contract providing for the furnishing of services by, rental of real or personal property from, or otherwise requiring payments to or from, any Related Party of a Seller, other than Contracts related to employment arrangements;
(xvi)    any Contract pursuant to which any Seller (a) receives or is granted any license, sublicense or other right to, or covenant not to be sued under, any Intellectual Property that is MATERIAL to the Business (other than any immaterial license to off-the-shelf software available on non-discriminatory pricing terms) or (b) grants any license, sublicense or other right to, or covenant not to be sued under, any Intellectual Property (other than any non-exclusive license of Intellectual Property granted in the ordinary course of business);
(xvii)    any Contract that limits the freedom of the Business to (1) compete in any line of business or with any person or in any geography, (2) own, operate, sell, transfer, pledge or otherwise dispose of or encumber any Purchased Asset or Subject Shares or (3) to offer or refuse to offer any product to any person;
(xviii)    any Contract with a Governmental Entity; or
(xix)    any other Contract not made in the ordinary course of business that is MATERIAL to the Business.
(b)    The Sellers have made available to Purchaser a correct and complete copy of each Contract required to be disclosed pursuant to Section 3.09(a) (collectively “Material Contracts”). To the Knowledge of the Sellers, each Material Contract is in full force and effect and is valid, binding and enforceable against the parties thereto in accordance with its terms, subject to the General Enforceability Exceptions, and none of the Sellers nor any Company is in breach or violation of, or default under, any Material Contract in any material respect. There is no pending action or proceeding challenging the validity, enforceability or effectiveness of any Material Contract, and to the Knowledge of the Sellers, no other party to a Material Contract has provided written notice that such party intends to cancel or terminate such Material Contract.
(c)    Schedule 3.09(a) identifies each Material Contract that is, or is the subject of, a Guarantee.
SECTION 3.10.    Taxes.
(a)    Filing and Payment. Except as set forth in Section 3.10(a) of the Seller Disclosure Letter: (i) the Sellers and the Companies have timely filed (or received an appropriate extension of time to file) all Tax Returns required to be filed by them in accordance with all applicable Laws; (ii) all Tax Returns that have been filed were true and complete in all material respects; (iii) all Taxes shown as due on such Tax Returns have been timely paid, or withheld and remitted, to the appropriate Taxing Authority; and (iv) all other Taxes in connection with, relating to, or arising out of the Business for which a notice of assessment or demand for payment has been received, except for Taxes being contested in good faith by appropriate proceedings, have been timely paid, or withheld and remitted, to the appropriate Taxing Authority.
(b)    Procedures and Compliance. Except as set forth in Section 3.10(b) of the Seller Disclosure Letter:
(i)    all Company Returns filed through the Tax year ended December 31, 2008 have been examined and closed or are Company Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired;
(ii)    none of the Companies (or any member of any affiliated, consolidated, combined or unitary group of which any of the Companies is or has been a member) has granted any extension or waiver of the statute of limitations period applicable to any Company Return, which period (after giving effect to such extension or waiver) has not yet expired;
(iii)    there is no claim, audit, action, suit, proceeding or investigation now pending or threatened in writing against or with respect to any Company or any member of any Seller Group in respect of any Tax or Tax Asset;
(iv)    there are no requests for rulings or determinations in respect of any Tax or Tax Asset pending between any Company, on the one hand, and any Taxing Authority, on the other hand; and
(v)    no Company or member of any Seller Group has received a tax opinion from any third party advisor with respect to any material transaction relating to the Companies or any member of any Seller Group, other than a transaction in the ordinary course of business.
(c)    To the Knowledge of the Sellers, no claim has been made by any Taxing Authority in a jurisdiction where the Companies do not file Tax Returns that any Company is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.
(d)    Tax Sharing, Consolidation and Similar Arrangements. Except as set forth on Section 3.10(c) of the Seller Disclosure Letter:
(i)    no Company has been a member of an affiliated, consolidated, combined or unitary group, or made any election or participated in any arrangement whereby any Tax liability or any Tax Asset of a Company was determined or taken into account for Tax purposes with reference to or in conjunction with any Tax liability or any Tax Asset of any other person;
(ii)    no Company is party to any Tax Sharing Agreement; and
(iii)    no liability is currently payable by a Company, regardless of whether such Tax is imposed on any Company, for the payment of any amount of Tax as a result of being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of any Company to a Taxing Authority is determined or taken into account with reference to the activities of any other Person and no liability for the payment of any amount as a result of being party to any Tax Sharing Agreement; and
(iv)    no Company has entered into any agreement or arrangement with any Taxing Authority with regard to the Tax liability of the Companies affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.
(e)    Certain Agreements and Arrangements. Except as set forth on Section 3.10(e) of the Seller Disclosure Letter: (i) during the two-year period ending on the date hereof, no Company nor any member of any Seller Group was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code; and (ii) no Company has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code or has been requested to do so in connection with any transaction or proposed transaction.
(f)    Post-Closing Attributes. Except as set forth on Section 3.10(f) of the Seller Disclosure Letter:
(i)    no Company will be required to include for a Post-Closing Tax Period taxable income attributable to income economically realized in a Pre-Closing Tax Period, including any distributions in a Pre-Closing Tax Period from an entity that is fiscally transparent for Tax purposes and any income that would be includible in a Post-Closing Tax Period as a result of an accounting method or change in accounting method; and
(ii)    no Company has requested any extension of time within which to file any Company Return and has not yet filed such Company Return.
(g)    Certain Elections. Except as set forth on Section 3.10(g) of the Seller Disclosure Letter the Companies have elected under Treasury Regulations Section 301.7701-3 (or other similar provision of Tax law) to be treated as disregarded entities for U.S. tax purposes.
(h)    For purposes of this Agreement:
“Company Return” means any Tax Return of, with respect to or that includes any of the Companies.
“Seller Group” means any affiliated, consolidated, combined or unitary group (including any affiliated group of corporations as defined in Section 1504(a) of the Code) of which a Seller or any of its affiliates is a member.
“Tax” or “Taxes” shall mean all national, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, and including all interest, penalties and additions imposed with respect to such amounts.
“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits related to alternative minimum Taxes).
“Taxing Authority” shall mean any Governmental Entity exercising Tax regulatory authority.
“Tax Return” or “Tax Returns” shall mean all returns, declarations of estimated tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of the foregoing, filed or to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.
“Tax Sharing Agreement” means any agreement or arrangement (whether or not written) entered into prior to the Closing binding any of the Companies that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any person’s Tax liability.
(i)    Notwithstanding any other representation or warranty contained in this Article III, the representations and warranties contained in this Section 3.10 and Section 3.12 constitute the sole representations and warranties of the Sellers relating to Taxes.
SECTION 3.11.    Proceedings. There are no Proceedings pending or, to the Knowledge of the Sellers, threatened against, affecting or relating to the Companies, the Purchased Assets, the Business or the Sellers (in connection with the Business or the Purchased Assets) that, (i) if determined or resolved adversely in accordance with the plaintiff’s demands, would have a materially adverse effect on, or would reasonably be expected to be materially adverse to, the Business or (ii) relate to Applicable Anti-Corruption Laws.
SECTION 3.12.    Benefit Plans.
(a)    Section 3.12(a) of the Seller Disclosure Letter sets forth a list identifying each Company Plan and each MATERIAL Seller Plan. For purposes of this Agreement, “Employee Plan” shall mean any change in control, bonus, retention, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, equity-based compensation, post-employment or retirement, relocation or expatriate benefits, sick leave, vacation, employment, consulting, disability, death benefit, hospitalization, medical insurance, life insurance, welfare, severance termination notice, termination protection or other employee protection, compensation or benefit plan, agreement, arrangement or understanding, in each case whether or not written (i) which is maintained, administered or contributed to by the Sellers or any of their affiliates for the current or future benefit of any Business Employee or any current or former independent contractor, director or employee of the Companies or (ii) for which the Companies have any direct or indirect liability. The most current copies (or summaries of if such plan is not written) of each Company Plan and all amendments thereto have been furnished to Purchaser, and a summary of the MATERIAL terms of each MATERIAL Seller Plan and all amendments thereto through the date of this Agreement has been furnished to Purchaser. For each Company Plan, the Sellers have furnished to Purchaser, copies of, as applicable (A) all trust agreements, insurance contracts or other funding arrangements and amendments, (B) the current prospectus or summary plan description, (C) the most recent governmental or regulatory approval or qualification letters or certificates, (D) the annual plan report and any attachments thereto for the most recent year, (E) all current administrative and other service contracts and amendments thereto with third-party service providers and (F) all current employee handbooks, manuals and policies. Each Employee Plan maintained outside of the United States shall be a “Non-US Employee Plan.”
(b)    Each Employee Plan has been administered and maintained in material compliance in accordance with its terms and applicable Law. No Proceeding (other than routine claims for benefits) is pending against or involves or, to the Sellers’ Knowledge, is threatened against or threatened to involve, any Employee Plan before any Governmental Entity that could result in the imposition of any material Liability on Purchaser or any of its affiliates.
(c)    Each Non-US Employee Plan intended to be qualified under applicable Law or regulation for special tax treatment and other purposes meets the requirements for such qualification and treatment. Each Employee Plan intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, and each trust created thereunder has been determined by the Internal Revenue Service to be exempt from tax under the provisions of Section 501(a) of the Code. Each Employee Plan required to be funded and/or book reserved pursuant to its terms or applicable Law is fully funded and/or book reserved, as appropriate. All required payments to all Business Employees and third parties (including funds, governmental programs and insurers and other benefit providers) in respect of benefits rights and entitlements accrued or partially accrued as of Closing have been fully funded or provided for, including all Liabilities for current, future and contingent compensation, benefits, rights and payments to Business Employees. The Companies have materially complied with applicable Law with respect to each plan, arrangement or policy mandated by applicable Law (including plans or programs maintained by a Governmental Entity requiring the payment of social insurance taxes or similar contributions to a fund of a Governmental Entity with respect to wages of an employee).
(d)    The Sellers have not incurred any unsatisfied Liability to any Government Entity with respect to any Employee Plan that could result in the imposition of any material Liability on Purchaser or any of its affiliates.
(e)    Except as set forth in Section 3.12(e) of the Seller Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any Business Employee or any current or former director, independent contractor or employee of any of the Companies to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan or (iii) except as so limited or restricted by applicable Law, limit or restrict the right of any of the Companies or, after the Closing, Purchaser, to merge, amend or terminate any Company Plan.
(f)    No Employee Plan provides or promises any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any Business Employee or any current or former director, independent contractor or employee of any of the Companies (other than coverage mandated by applicable Law).
SECTION 3.13.    Absence of Changes or Events.
(a)    From the Balance Sheet Date until the date hereof, each of the Sellers and each of the Companies have conducted the Business only in the ordinary course consistent with past practice, and there has been no change or development that has had or would reasonably be expected to have a Business Material Adverse Effect.
(b)    From the Balance Sheet Date until the date hereof, there has not been any action taken by any Seller or any Company that, if taken during the period from the date of this Agreement through the Closing Date without Purchaser’s consent, would constitute a breach of Sections 5.01(iv), (vi), (vii), (viii), (ix), (x), (xiii) or (xiv).
SECTION 3.14.    Compliance with Applicable Laws; Permits.
(a)    None of the Sellers nor any Company is in violation of or, since January 1, 2010 has violated, in any material respect any applicable Law relating to any Company, the Business, the Purchased Assets or the Subject Shares. None of the Sellers nor any Company has received any written notice since January 1, 2010 from a Governmental Entity that alleges that the Business is not in compliance in any material respect with any applicable Law. There is no material Judgment of any Governmental Entity outstanding against any Seller or any Company relating to the Business, or to which the Purchased Assets or the Subject Shares are subject. To the extent that any particular matter covered by this Section 3.14 is covered by Section 3.10, 3.12, 3.15 or 3.22, then Section 3.10, 3.12, 3.15 or 3.22, as the case may be, shall prevail with respect to such matter.
(b)    A Company has all material governmental permits, licenses, franchises, certificates, variances, exemptions, exceptions, orders and other governmental authorizations, consents, clearances and approvals reasonably necessary to conduct the Business as presently conducted (collectively, the “Permits”). A Seller or a Company has filed or caused to be filed all reports, notifications and filings with, and has paid all regulatory fees to, the applicable Governmental Entity necessary to maintain all of the Permits in full force and effect. Except as set forth on Section 3.14(b) of the Seller Disclosure Letter, (i) the Permits are valid and in full force and effect, (ii) to the extent held by a Seller, the Permits are transferable and assignable, (iii) no Seller nor any Company is in material default under, and no condition exists that with notice or lapse of time or both would constitute a material default under, the Permits and (iv) none of the Permits shall be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.
SECTION 3.15.    Environmental Matters. Notwithstanding any other representation or warranty contained in this Article III, the representation and warranties contained in this Section 3.15 constitute the sole representations and warranties of the Sellers relating to any environmental matters. Except as set forth in Section 3.15 of the Seller Disclosure Letter:
(a)    the Companies, the Purchased Assets, the Business and the Sellers (in connection with the Business and the Purchased Assets) are and have been since January 1, 2010 in material compliance with all applicable Environmental Laws and the Companies and the Sellers (in connection with the Business and the Purchased Assets) have obtained and are in material compliance with all Permits required under Environmental Laws;
(b)    none of the Sellers nor any of the Companies has received any written claim or notice concerning any material violation or alleged material violation of any applicable Environmental Law or concerning Hazardous Materials, in each case relating to the conduct of the Companies or their current or former properties, business or facilities (including the Business and the Purchased Assets) since January 1, 2010, except for matters that have been resolved or are no longer outstanding;
(c)    there are no material Environmental Liabilities of or relating to the Companies or the Sellers (in connection with the Business or the Purchased Assets) of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there are no facts, conditions, situations or sets of circumstances which could reasonably be expected to result in or be the basis for any such Environmental Liability;
(d)    there are no material Judgments outstanding, or Proceedings pending, or to the Knowledge of the Sellers threatened, concerning compliance of the Purchased Assets, any Company or the Sellers (in connection with the Business or the Purchased Assets) with any Environmental Law or relating to Hazardous Materials, except for matters that have been resolved or are no longer outstanding;
(e)    except as would not reasonably be expected to result in a material Liability to the Companies, no Hazardous Material has been discharged, disposed of, arranged for disposal, dumped, injected, pumped, deposited, spilled, leaked, emitted, released or threatened to be released either (i) by any Company or the Sellers (in connection with the Business or the Purchased Assets) or (ii) at, into, through, under, on, to or from any Purchased Asset, property or facility now or previously owned, leased or operated by the Companies; and
(f)    there has been no written environmental investigation, study, audit, test, review or other analysis conducted of which any Seller has Knowledge and possession of in relation to the Business, the Purchased Assets or the current or prior business of the Companies or any property or facility now or previously owned, leased or operated by any of the Companies which has not been made available to Purchaser at least ten days prior to the date hereof.
(g)    Boliden Kokkola Oy (“Boliden”) is legally obligated under the terms of the Boliden Permit to accept, in a manner as described in the Boliden Permit, the discharge into the settling pond owned by Boliden of wastewater generated by the operations of OMG Kokkola Chemicals. Boliden does not have the right to refuse to accept such wastewater discharge, or MATERIALLY reduce the quantity or MATERIALLY change the content criteria of such wastewater discharge that it accepts, without first obtaining from a Governmental Entity a major permit revision to the Boliden Permit allowing it to do so.
SECTION 3.16.    Labor Relations. Section 3.16(a) of the Seller Disclosure Letter sets forth a list as of the date of this Agreement of all Labor Agreements. The Sellers have made available to Purchaser true and correct copies of each Labor Agreement and any amendments thereto through the date of this Agreement. To the Sellers’ Knowledge, other than such Labor Agreement, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a labor representative, council or collective bargaining unit relating to any Business Employee. None of the Sellers nor the Companies has failed to comply with any material provision of any Labor Agreement, and there are no grievances, unfair labor practices or similar claims outstanding against the Sellers or the Companies under any such agreement.
(a)    Except as set forth in Section 3.16(b) of the Seller Disclosure Letter, the consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Sellers to enter into this Agreement or to consummate any of the transactions contemplated hereby.
(b)    The Sellers and the Companies are in material compliance with all applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, human rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of taxes.
(c)    The consummation of the transactions contemplated by this Agreement will not entitle any third party (including any labor union or labor organization) to any material payments under any of the Labor Agreements. None of the Sellers or the Companies has committed any unfair labor practice, and there is no audit, investigation, charge or complaint against any of the Sellers or any of the Companies relating to the Business by a Governmental Entity pending or, to Knowledge of the Sellers, threatened. There is no labor strike, work stoppage, slowdown, picketing, lockout or dispute pending or, to the Knowledge of the Sellers, threatened against or affecting the Sellers or the Companies.
SECTION 3.17.    Sufficiency of the Assets. The assets owned or leased by the Companies, together with the Purchased Assets as of the Closing and the services and other rights to be provided to Purchaser pursuant to the Transition Services Agreement, constitute all of the property and assets necessary to conduct the Business in all material respects as currently conducted.
SECTION 3.18.    Products. Each of the products produced or sold by the Business is, and at all times up to and including the sale thereof has been, in compliance in all material respects with all applicable Laws.
SECTION 3.19.    Insurance Coverage. The Sellers have furnished to Purchaser all insurance policies and fidelity bonds relating to the Purchased Assets, the Subject Shares, the Business or the Companies and/or any of their respective officers and employees (the “Policies”) that are currently in effect as of the date hereof and all claims paid and pending under such Policies as of the date hereof. No underwriter of any of the Policies has questioned, disclaimed, denied, disputed or reserved in writing any material right with respect to a particular claim under any such Policy or such Policy itself. The Sellers and the Companies have disclosed and declared all MATERIAL facts with respect to the Policies to the respective underwriters thereof. All premiums payable under the Policies have been timely paid and each of the Sellers and each of the Companies have otherwise complied in all material respects with the terms and conditions of all such Policies. To the Knowledge of Sellers, there is no threatened termination of, premium increase with respect to, or material alteration of coverage under, any of the Policies. The Sellers and the Companies are insured parties eligible to make claims under the applicable Policies with respect to events or conditions occurring or existing on or before the Closing Date.
SECTION 3.20.    Affiliate Transactions. Other than (i) as set forth in Section 3.20 of the Seller Disclosure Letter, or (ii) as described in the Financial Statements, there are no material transactions or agreements between the Companies, on the one hand, and a Related Party, on the other hand, that require the fulfillment of any material obligations, liabilities or payments by the Companies on or after the Closing Date. To the Knowledge of the Sellers, none of any Seller, any Company or any of their respective Related Parties controls or is a director or executive officer of any person that is a MATERIAL customer, supplier, lessor, lessee, debtor, creditor or competitor of the Business. To the Knowledge of the Sellers, no Related Party of any Seller or any Company (A) owes any money to any Seller or any Company as it relates to the Business that will be outstanding on or after the Closing Date or (B) has any interest in any property, real or personal, tangible or intangible, used in or pertaining to the Business.
SECTION 3.21.    Brokers. Except for BNP Paribas Securities, whose fees and expenses will be paid by the Sellers or their affiliates (other than the Companies), no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers, any affiliate of the Sellers or the Companies.
SECTION 3.22.    Compliance with Applicable Anti-Corruption Laws.
(a)    The Sellers and the Companies have since January 1, 2008, conducted the Business in accordance with all Applicable Anti-Corruption Laws.
(b)    The accounts, books and records of the Companies accurately reflect, in reasonable detail, the character and amount of the transactions of the Companies in connection with the Business, other than any inaccuracies that do not violate applicable Law.
(c)    None of the Companies has or has had or maintained since January 1, 2010 any bank or other financial account that is not or was not disclosed in the books and records of the entity that owned the account or accounts.
(d)    With respect to the Companies, the Purchased Assets and the Business, since January 1, 2010 the Sellers have applied internal controls and procedures effective to prevent, detect and deter violations of all applicable Laws, including Applicable Anti-Corruption Laws.
(e)    None of the shareholders, directors or officers of any of the Companies is currently or has since January 1, 2010 been a Government Official, nor has any Government Official had a direct financial interest in any of the Companies.
SECTION 3.23.    Customers and Suppliers. Section 3.23 of the Seller Disclosure Letter sets forth a list of the names of (i) the ten largest customers and (ii) the five largest suppliers (measured by dollar volume of purchases or sales in each case) of the Business during the years ended December 31, 2010 and December 31, 2011 and the fiscal period ended June 30, 2012, and the aggregate sales to or purchases from such entities during such periods. Except as set forth in Section 3.23 of the Seller Disclosure Letter, since January 1, 2010, no Seller or Company has engaged in any material dispute related to the Business with any such customer or supplier, and no such customer or supplier has notified any Seller or Company that it intends to terminate or materially alter its relationship with the Business or stop or materially decrease the rate of buying products and services from the Business or supplying materials, products or services to the Business.
ARTICLE IV

Representations and Warranties of Purchaser
Purchaser hereby represents and warrants to the Sellers as of the date of this Agreement and as of the Closing Date as follows:
SECTION 4.01.    Organization, Standing and Power. Purchaser is organized and validly existing under the Laws of the jurisdiction in which it is organized and has full corporate power and authority to own the Purchased Assets and the Subject Shares. The Purchaser has made available to the Sellers complete copies of its organizational documents and all such organizational documents are in full force and effect.
SECTION 4.02.    Authority; Execution and Delivery; Enforceability. Purchaser has full power and authority to execute this Agreement and to consummate the Acquisition and the other transactions contemplated hereby. The execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Acquisition and the other transactions contemplated hereby have been duly authorized by all necessary corporate action by Purchaser. Purchaser has duly executed and delivered this Agreement, and this Agreement constitutes its valid and binding obligation, enforceable against it in accordance with its terms subject to the General Enforceability Exceptions.
SECTION 4.03.    No Conflicts; Consents. The execution, delivery and performance by Purchaser of this Agreement do not, and the consummation of the Acquisition and the other transactions contemplated hereby and compliance by Purchaser with the terms hereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under, or result in the creation or imposition of any Lien upon any of the properties or assets of Purchaser or any of its subsidiaries under, any provision of (i) the organizational documents of Purchaser, (ii) any Contract to which Purchaser is a party or by which any of its properties or assets is bound, or (iii) any Judgment or Law applicable to Purchaser or its properties or assets other than in the case of clauses (ii) or (iii), such items that have not had and would not reasonably be expected to have, individually or in the aggregate a Purchaser Material Adverse Effect. No consent of, registration, declaration or filing with, or action by, any Governmental Entity is required to be obtained or made by or with respect to Purchaser in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition or the other transactions contemplated hereby, other than the filings set forth on Schedule IV.
SECTION 4.04.    Proceedings. There are no Proceedings pending or, to the Knowledge of Purchaser, threatened against, affecting or relating to Purchaser or any of its affiliates that, if determined or resolved adversely to Purchaser or such affiliate, would reasonably be expected to have a Purchaser Material Adverse Effect.
SECTION 4.05.    Securities Law Compliance. The Subject Shares purchased by Purchaser pursuant to this Agreement are being acquired for investment only and not with a view to any public distribution thereof, and Purchaser shall not offer to sell or otherwise dispose of the Subject Shares so acquired by it in violation of any of applicable securities Laws.
SECTION 4.06.    Availability of Funds. At the Closing, Purchaser will have cash available in an amount sufficient to enable it to pay to the Sellers the Base Purchase Price and to pay all other fees and expenses of Purchaser related to the Acquisition. Purchaser will have, from time to time when due, cash available in an amount sufficient to enable it to pay to the Sellers any Earnout Payment. Purchaser expressly acknowledges and agrees that its obligations hereunder, including its obligations to consummate the Acquisition, are not subject to, or conditioned on, receipt of financing.
SECTION 4.07.    Solvency. Subject to the accuracy of the representations and warranties set forth in Article II and Article III, (a) immediately after giving effect to the transactions contemplated by this Agreement, the Companies will be able to pay their respective debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and (b) Purchaser has and, immediately after giving effect to the transactions contemplated by this Agreement, the Companies will have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Purchaser or the Companies.
SECTION 4.08.    Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.
SECTION 4.09.    Purchaser Investigation and Reliance. Purchaser is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Companies, and the transactions contemplated hereby, which investigation, review and analysis were conducted by Purchaser together with expert advisors that it has engaged for such purpose. Purchaser and its representatives have been provided with access to the properties, offices, plants and other facilities, books and records of the Companies and other information that they have requested in connection with their investigation of the Companies, and the transactions contemplated hereby. Purchaser is not relying on any statement, representation or warranty, oral or written, express or implied, made by the Sellers or their affiliates or representatives, except as expressly set forth under Article IV hereto. Neither the Sellers nor any of their affiliates or representatives shall have any liability to Purchaser or any of its affiliates or representatives resulting from the use of any information, documents or materials made available to Purchaser, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the transactions contemplated by this Agreement. Neither the Sellers nor any of their affiliates or representatives are making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Companies. Purchaser acknowledges that there are inherent uncertainties in attempting to make such estimates, projections and forecasts and that it takes full responsibility for making its own evaluation of the adequacy and accuracy of any such estimates, projections or forecasts (including the reasonableness of the assumptions underlying any such estimates, projections and forecasts). Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Subject Shares and the Purchased Assets without any representation or warranty as to merchantability or fitness for any particular purpose, and on an “as is” and “where is” basis, except as expressly set forth under Article IV hereto. Nothing in this Section 4.09 is intended to modify or limit (x) any of the representations or warranties of the Sellers set forth under Article IV hereto or (y) any liability of the Sellers or any of their affiliates for fraud.
ARTICLE V

Covenants
SECTION 5.01.    Covenants Relating to Conduct of Business. Except as set forth in Section 5.01 of the Seller Disclosure Letter or as required by applicable Law or as otherwise expressly permitted or required by the terms of this Agreement, from the date of this Agreement to the Closing, the Sellers shall cause the Business to be conducted in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use all reasonable best efforts to (w) keep intact the Business, keep available the services of current Business Employees, (x) preserve the Business’s relationships with customers, suppliers, licensors, licensees, distributors and others with whom it deals, (y) maintain in effect all of its Permits and (z) manage its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course in the same manner as previously conducted. In addition (and without limiting the generality of the foregoing), except as set forth in Section 5.01 of the Seller Disclosure Letter or as required by applicable Law or with respect to the Business as otherwise expressly permitted or required by the terms of this Agreement, the Sellers shall not, and shall not permit the Companies, to do any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld, delayed or conditioned):
(i)    amend any of the organizational documents of any of the Companies;
(ii)    with respect to the Companies, (A) redeem or otherwise acquire any shares of capital stock or issue any capital stock or any option, warrant or right relating thereto or any securities convertible into or exchangeable for any shares of capital stock or (B) amend any term of the Companies’ securities (whether by merger, consolidation or otherwise);
(iii)    establish, adopt or amend any Employee Plan (or any plan that would be a Employee Plan if adopted) except to the extent such action would not increase liabilities with respect to such Business Employees or enter into, adopt, extend (beyond the Closing Date), renew or amend any Labor Agreement;
(iv)    except as required to comply with applicable Law, Labor Agreement or any Employee Plan, (A) with respect to any Business Employee whose annual base compensation exceeds $100,000, (1) grant or increase any severance or termination pay (or amend any existing severance pay or termination arrangement or policies), (2) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), (B) increase compensation, bonus or other benefits payable to any Business Employee, except for increases in the ordinary course of business consistent with past practice to Business Employees at an annualized compensation level of $100,000 or less, (C) accelerate the payment of any bonus or other amounts or (D) hire or transfer employees into or out of the Business, except for new hires at an annualized base compensation level of $100,000 or less in the ordinary course of business consistent with past practice;
(v)    grant any Lien other than a Permitted Lien;
(vi)    make any change in any method of accounting or accounting practice or policy other than those required by GAAP;
(vii)    acquire, directly or indirectly, by merging or consolidating with (with respect to the Companies), or by purchasing a substantial portion of the assets of, any business or any corporation, partnership or other business organization or division thereof or otherwise acquire any assets other than (A) Inventory in the ordinary course of Business in the same manner as previously conducted and (B) acquisitions with a purchase price (including assumed indebtedness for borrowed money) that does not exceed $250,000 individually or $1,000,000 in the aggregate;
(viii)    make or incur any capital expenditure or any obligations or liabilities in respect thereof, that is not currently approved or budgeted and that, individually, is in excess of $500,000 or make or incur any such expenditures which, in the aggregate, are in excess of $1,000,000;
(ix)    sell, lease, license, sublicense, allow to lapse, abandon or otherwise dispose of any of its assets that are (A) Purchased Assets, except the sales of Inventory in the ordinary course of business in the same manner as previously conducted or (B) the Companies’ assets, securities, properties, interests or businesses, except (1) inventory and obsolete or excess equipment sold in the ordinary course of business and (2) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed Indebtedness) that does not exceed $250,000 individually or $500,000 in the aggregate;
(x)    other than in connection with actions permitted by Section 5.01(vii) or Section 5.01(viii), make any loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business consistent with past practice;
(xi)    create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money with respect to the Business or guarantees thereof other than indebtedness for borrowed money that is to be paid off in full at or prior to the Closing;
(xii)    (A) enter into any agreement or arrangement that limits or otherwise restricts in any material respect any Company, the Business or successor thereto (including, following the Closing, Purchaser and its affiliates) from engaging or competing in any line of business, in any location or with any person or (B) enter into, amend or modify in any material respect or terminate any Material Contract (or Contract following which amendment or modification such Contract would be considered a Material Contract), including the Contract set forth in Section 5.01(8)(a) of the Seller Disclosure Letter (the “Subject Agreement”), or otherwise waive, release or assign any material rights, claims or benefits of the Companies;
(xiii)    settle, or offer or propose to settle, any Proceeding involving or against any Company, the Business, the Purchased Assets or the Subject Shares, except for any such settlement providing only for payment of monetary damages in an amount less than $250,000;
(xiv)    make, revoke or change any Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any Tax Returns or file claims for Tax refunds, enter any closing agreement, enter into any agreement relating to Taxes, settle any Tax claim, audit or assessment, extend or waive the application of any statute of limitation regarding the assessment or collection of any Tax or surrender any right to claim a Tax refund, offset or other reduction in Tax liability; or
(xv)    authorize any of, or commit or agree to take, whether in writing or otherwise, to do any of, the foregoing actions.
SECTION 5.02.    Access to Information; Cooperation. The Sellers shall, and shall cause their affiliates (including Companies) to, during the period prior to the Closing (i) afford to Purchaser and its representatives reasonable access, upon reasonable notice during normal business hours, to all the properties, facilities, books, Contracts, Tax Returns and records of the Companies and the Sellers (but only to the extent they relate to the Business, the Purchased Assets and the Subject Shares), (ii) furnish promptly to Purchaser, at Purchaser’s expense, any information concerning the Business as Purchaser may reasonably request, in each case, to the extent related to consummation of the Acquisition; provided, however, that such access does not unreasonably disrupt the normal operations of the Business and shall not include any sampling of environmental media, including but not limited to soil, surface water, groundwater, indoor air or ambient air and (iii) instruct the employees, counsel and financial advisors of the Sellers and the Companies to reasonably cooperate with Purchaser with respect to the foregoing; provided, however, that Purchaser shall be responsible for the reasonable out-of-pocket expenses incurred by Sellers and the Companies in connection with their compliance with this Section 5.02(a).
(a)    On and after the Closing Date, subject to Section 5.03(a), the Sellers shall, and shall cause their affiliates to, afford promptly to Purchaser and its representatives, at Purchaser’s expense, reasonable access, upon reasonable notice during normal business hours, to their properties, books, Tax Returns, records, employees and auditors, in each case to the extent reasonably necessary for Purchaser or any of its affiliates in connection with any audit, investigation, dispute or litigation relating to any Company, the Business, the Purchased Assets, the Assumed Liabilities or the Subject Shares (subject to providing such assurances, releases, indemnities or other agreements as accountants may require); provided, however, such investigation, dispute or litigation does not involve any Seller or any of their affiliates; provided, further, that such access does not unreasonably disrupt the normal operations of the Sellers or their affiliates.
(b)    The Sellers shall, and shall cause their affiliates to, maintain the books and records retained by them and relating to the Companies, the Business, the Purchased Assets, the Assumed Liabilities and the Subject Shares, for at least five years after which the Sellers and their affiliates shall have the right to maintain and/or destroy such books and records in their sole discretion, subject to the requirements of applicable Law.
SECTION 5.03.    Confidentiality. Purchaser acknowledges that the information being provided to it in connection with the Acquisition and the consummation of the other transactions contemplated hereby is subject to the terms of (i) a confidentiality agreement between Lundin Mining Corporation and OMG dated June 14, 2012 and (ii) a confidentiality agreement between Freeport-McMoran Copper & Gold and OMG Inc. dated June 14, 2012 (together with the confidentiality agreement referred to in clause (i), the “Confidentiality Agreements”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreements shall terminate with respect to information relating solely to the Business; provided, however, that Purchaser acknowledges that the obligations of confidentiality and non-disclosure with respect to any and all other information provided to Lundin Mining Corporation and Freeport-McMoran Copper & Gold Inc. by the Sellers Representatives concerning the Sellers or any of its affiliates (other than the Companies) shall continue to remain subject to the terms and conditions of the Confidentiality Agreements after the Closing Date until such time as the information is no longer deemed to be Confidential Information (as that term is defined in the Confidentiality Agreements).
(d)    After the Closing, the Sellers shall hold, and shall cause their affiliates to hold, and each shall use its reasonable best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by applicable Law, all confidential documents and information concerning the Companies, the Business, the Purchased Assets, the Assumed Liabilities or the Subject Shares, except that such information may be disclosed to the extent Confidential Information (as that term is defined in the Confidentiality Agreements) is permitted to be disclosed pursuant to the Confidentiality Agreements. The obligation of the Sellers and their affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.
SECTION 5.04.    Notices of Certain Events. The Sellers and Purchasers shall promptly notify the other parties hereto of:
(x)    any notice or other communication from any person (including any labor organization, union or other similar entity) alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement; and
(xi)    any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement
SECTION 5.05.    Reasonable Best Efforts. Prior to the Closing, Purchaser and the Sellers shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the transactions contemplated by this Agreement including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the transactions contemplated by this Agreement, (ii) the satisfaction of the other parties’ conditions to consummating the transactions contemplated by this Agreement, (iii) taking all actions reasonably necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information required under applicable Antitrust Laws and in connection with approvals of or filings with any other Governmental Entity) required to be obtained or made by Purchaser, the Sellers and the Companies or any of their respective affiliates in connection with the transactions contemplated by this Agreement or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Additionally, each of Purchaser, the Sellers and the Companies shall use all reasonable best efforts to fulfill all conditions precedent to the Acquisition and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity necessary to be obtained prior to the Closing.
(g)    Prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the transactions contemplated by this Agreement. Each party to this Agreement shall promptly inform the other parties to this Agreement of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If any party to this Agreement or any representative of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties to this Agreement, an appropriate response in compliance with such request. To the extent that transfers of any permits issued by any Governmental Entity to the Sellers or their affiliates are required as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, the parties hereto shall use reasonable best efforts to effect such transfers.
(h)    Purchaser shall use reasonable best efforts to file, as promptly as practicable, and, in any event, no later than the 30th calendar day following the date of this Agreement (the “Filing Deadline”) any filings and/or notifications under all applicable Antitrust Laws, including those set forth on Schedule IV, and shall use reasonable best efforts to respond, as promptly as practicable, to any inquiries received for additional information or documentation and to respond, as promptly as practicable, to all inquiries and requests received from any state Attorney General or other Governmental Entity in connection with antitrust matters.
(i)    Purchaser shall use all reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith, if any action is instituted (or threatened to be instituted) challenging any of the transactions contemplated by this Agreement as violative of any Antitrust Laws, Purchaser shall use all reasonable best efforts to contest and resist any such action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Acquisition or any other transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.05(d) shall limit the right of any party hereto to terminate this Agreement pursuant to Section 7.01, so long as such party hereto has, up to the time of termination, complied in all material respects with its obligations under this Section 5.05(d).
(j)    Prior to the Closing, each party shall, and shall cause its affiliates to, use reasonable best efforts (at its own expense) to obtain, and to cooperate in obtaining, all consents and waivers from third parties necessary or appropriate to permit the consummation of the Acquisition; provided, however, that the parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any person from whom any such consent or waiver may be required (other than nominal filing or application fees or de minimis amounts); provided, further, that no Seller nor any of its affiliates shall, without Purchaser’s prior written consent, grant any waiver, make any concession or otherwise amend or alter any terms of any Contract in order to obtain any consent or waiver. Each Seller shall (i) obtain Purchaser’s prior written consent prior to distributing any documentation to be used by any Seller or any of its affiliates to third parties in connection with the giving or obtaining any consent or waiver and (ii) promptly upon their receipt make available to Purchaser copies of any and all substantive correspondence between such Seller or any of its affiliates and the party to any Contract (or its agents) relating to any such consent or waiver or the transactions contemplated hereby. At all times prior to the Closing, the Sellers shall keep Purchaser reasonably informed of the status of obtaining any required third party consents and waivers. Purchaser acknowledges that certain consents and waivers with respect to the transactions contemplated by this Agreement may be required from parties to the Contracts listed in the Seller Disclosure Letter and that such consents and waivers have not been obtained. Subject to compliance with this Section 5.05(e), no Seller or any of its affiliates shall have any Liability whatsoever to Purchaser arising out of or relating to the failure to obtain any consents or waivers that may be required in connection with the transactions contemplated by this Agreement or because of the termination of any Contract as a result thereof.
(k)    At all times prior to the Closing, the Sellers shall keep Purchaser reasonably informed of the status of negotiations with respect to the Subject Agreement. Seller shall, and shall cause its affiliates to, (i) provide Purchaser the opportunity to review and comment on all drafts of the Subject Agreement and consider such comments in good faith and (ii) promptly upon their receipt make available to Purchaser copies of any and all substantive correspondence between such Seller or any of its affiliates and the counter-party to the Subject Agreement (or its agents). In the event that OMG Kokkola Chemicals and the counter-party to the Subject Agreement do not enter into a binding agreement prior to Closing, Purchaser shall, and shall cause OMG Kokkola Chemicals to, use its commercially reasonable efforts (x) to continue negotiations with such counter-party in good faith and enter into the Subject Agreement, it being understood that Purchaser shall not initiate any material expansion of the scope of the draft Subject Agreement beyond the scope of the latest draft disclosed to Purchaser by Seller prior to the date hereof and (y) so long as the representation in Section 3.15(g) shall survive, to ensure the continued discharge of wastewater to the clarification ponds owned and operated by Boliden in a manner substantially consistent with past practice and as described in the Boliden Permit, subject to compliance by the counter-party with the terms of the Boliden Permit.
(l)    Notwithstanding any other provision of this Agreement, the parties hereto understand and agree that nothing in this Section 5.05 shall be construed to require any party hereto to (A) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (B) divest or otherwise hold separate (including by establishing a trust or otherwise), or take any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or any of its respective affiliates’ businesses, assets or properties.
SECTION 5.06.    Expenses; Transfer Taxes. Whether or not the Closing takes place, and except as set forth in this Section 5.06 and Article VIII and IX, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, including all costs and expenses incurred pursuant to Sections 1.10 and 5.05. Purchaser and the Sellers shall share equally the filing fee of the notification and report form, if any, required for the transactions contemplated hereby pursuant to the required filings or notifications under the Antitrust Laws set forth on Schedule 5.06.
(k)    All Transfer Taxes applicable to the transfer of the Subject Shares and the Purchased Assets shall be shared equally by Purchaser, on the one hand, and the Sellers, on the other hand. Purchaser shall file all necessary Tax Returns and other documentation with respect to such Transfer Taxes. Each party shall use reasonable efforts to avail itself of any available exemptions from any such Transfer Taxes, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions. For the avoidance of doubt, such Transfer Taxes shall include the Finland Security Transaction Tax.
SECTION 5.07.    Employee Matters. To the extent permitted by applicable Law, Section 5.07(a) of Seller Disclosure Letter lists each Business Employee as of the date hereof, including the name, title, work location, employer, whether full- or part-time, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), annual salary or wage rate, most recent annual bonus received, current annual bonus opportunity and, solely with respect to the Business Employees in Finland, vacation and paid time off accrual.
(d)    At or prior to the Closing, Purchaser shall make, or shall cause one of its affiliates to make, offers of employment to each of the individuals identified in Section 5.07(a) of the Seller Disclosure Letter that are not employees of a Company (the “Transferred Employees”), so long as they otherwise qualify for employment by Purchaser based on the hiring criteria set forth in Section 5.07(a) of the Disclosure Letter. The Sellers shall provide an updated list of the Transferred Employees five days prior to the Closing Date to reflect any changes in the Transferred Employees, including, with respect to Transferred Employees, new hires, retirements, resignations, dismissals and other employment terminations, which may have occurred at any time or on or prior to the Closing Date. Any offers of employment will be made in compliance with Purchaser’s usual and customary hiring procedures, which may include, as permitted by applicable Law, the successful completion of drug tests and background checks. Such employment offers shall provide compensation and employee benefits that are substantially similar in the aggregate to those applicable to such Transferred Employees immediately prior to the Closing; provided, however, that the value of any previous agreement entered into by any individual with the Sellers that would trigger any payment of compensation or benefits solely as a result of the consummation any of the transactions contemplated hereby shall not be included in any such determination. Purchaser shall give Transferred Employees full credit for purposes of eligibility, vesting and benefit accruals (other than benefit accrual under a defined benefit pension plan (other than any Company Plan)) under the Employee Plans or other comparable benefit plans in which such Transferred Employee participates to the same extent recognized under the Employee Plans or other comparable benefit plans, as applicable, immediately prior to the Closing. Purchaser, the Companies and their affiliates shall have no obligations or liabilities (i) with respect to any current or former individual service providers to the Business (including employees and independent contractors of the Sellers or the Business) other than Business Employees (including Transferred Employees), (ii) with respect to liabilities relating to the Business Employees who are not employees of the Companies, which liabilities arose or were incurred prior to the Closing, other than obligations and liabilities imposed under Company Plans and (iii) any liabilities or obligations that arise under the Retention Agreements.
(e)    Prior to the Closing Date, OMG Harjavalta shall cause OMG Finland and OMG Kokkola Chemicals to transfer the employment of each OMG Finland Business Employee into the sole employment of OMG Kokkola Chemicals with the result that, as of the Closing, each such OMG Finland Business Employee shall continue employment with the Business as of and after the Closing.
(f)    Section 5.07(d) of Seller Disclosure Letter sets forth, for each individual independent contractor engaged by the Business whose annual compensation exceeds $100,000, such contractor’s name, work location, duties and rate of compensation.
(g)    Except for the Seller Plans listed on Section 5.07(e) of the Seller Disclosure Letter, effective as of the Closing Date, each Business Employee shall become fully vested in his or her accounts and benefits under each of the Seller Plans.
(h)    (i) Neither Purchaser nor any of its affiliates shall be obligated to continue to employ any Business Employee for any period of time following the Closing Date, (ii) Purchaser or its affiliates may revise, amend or terminate any Company Plan or any other employee benefit plan, program or policy in effect from time to time following the Closing Date, (iii) nothing in this Agreement shall be construed as an amendment of any Employee Plan, and (iv) no provision of this Section 5.07 shall create any third-party beneficiary rights in any current or former director, officer, employee or individual independent contractor of any of the Companies (including any beneficiary or dependent of such individual) or any other person.
(i)    The Sellers shall cause OMG Finland to transfer the Selekta group pension insurance, agreements numbers 367/476, 367/560 and 1572 (the “Insurance Plans”) to OMG Kokkola Chemicals (or an affiliate of Purchaser designated by Purchaser), including all assets and liabilities relating to the Insurance Plans (including amounts withdrawn from or borrowed against the Insurance Plans prior to the Closing). The Sellers shall reimburse Purchaser for any payments required to be made to the insurers in respect of the Insurance Plans relating to service of the OMG Finland Employees prior to the Closing Date.
SECTION 5.08.    Publicity. From the date hereof through the Closing Date, no party shall, and each party shall cause its affiliates not to, issue any public release or announcement concerning the transactions contemplated hereby without the prior consent of the other parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by applicable Law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement (or the party whose affiliates are required to make such release or announcement) shall allow the other parties reasonable time to comment on such release or announcement in advance of such issuance to the extent reasonably practicable; provided, however, that after the transactions contemplated hereby have been announced, Purchaser and Sellers shall be entitled to respond to questions in the ordinary course or issue any press release or make any other public statement that, in each case, is consistent with any public statement previously issued or made by Purchaser, Sellers or their respective affiliates in accordance with the provisions of this Section 5.08.
SECTION 5.09.    Names Following Closing. Within 90 days following the Closing, Purchaser shall (i) change the legal names of the Companies so as not to include the Names, and Purchaser and its affiliates shall not thereafter use the Names except as provided in this Section 5.09, and (ii) amend the organizational documents of the Companies as necessary to reflect the name changes required by clause (i). “Names” means “OM Group” and “OMG” and any names that are derivatives thereof or confusingly similar thereto, and any trademarks or logos owned by the Sellers or any of their affiliates, or that the Sellers or any of their affiliates have rights to use and that are set forth on Section 5.09 of the Seller Disclosure Letter, in each case, as of immediately after the Closing.
(a)    After the Closing, Purchaser and its affiliates shall have the right to (i) sell existing inventory and (ii) use existing packaging, labeling, containers, stationery, business forms, supplies, advertising and promotional materials and any similar materials bearing any Name until the earlier of 180 days following the Closing and the date existing stocks of the foregoing are exhausted (the “Name Transition Period”) (it being understood that the use of existing stocks of the foregoing after the Name Transition Period shall not constitute use of the Names if (x) all depictions of the Names thereon are labeled over or otherwise deleted, blocked or covered or (y) it would be commercially impracticable to take the actions described in the foregoing clause (x)); provided, however, that (A) neither Purchaser nor any of its affiliates shall take any action that could reasonably be expected to materially impair the value of the Names, (B) when using the items listed in clause (ii) above in the context of entering into or conducting contractual relationships with third parties, Purchaser shall use commercially reasonable efforts to inform such third parties that Purchaser or one of its affiliates, rather than the Sellers or their affiliates, is the party entering into or conducting the contractual relationship with such third parties, and (C) personnel of Purchaser and its affiliates using the above items shall not, and shall have no authority to, hold themselves out as officers, employees or agents of the Sellers or any affiliate of any the Sellers (it being understood that any actions taken by such personnel in compliance with this Section 5.09 shall not be considered to constitute such personnel holding themselves out in such manner). Purchaser and its affiliates shall comply with all applicable Laws in any use of packaging or labeling containing the Names except for such uses as were made in the conduct of the Business prior to the Closing. Notwithstanding anything in this Section 5.09 to the contrary, Purchaser and its affiliates shall not be required at any time to take any action with respect to the use of any materials described in this Section 5.09(b) in the possession of customers, clients, distributors, dealers and other authorized third parties prior to the expiration of the Name Transition Period.
(b)    The Sellers shall not unreasonably withhold their consent to the extension of the Name Transition Period in the event that Purchaser and its affiliates are not reasonably able to exhaust the existing stocks of the materials described in Section 5.09(b) prior to the expiration of the Name Transition Period.
(c)    Purchaser shall use commercially reasonable efforts to cease using the Names on fixed assets as soon as is reasonably practicable after the Closing and in any event within 180 days after the Closing.
(d)    Nothing in this Section 5.09 shall, or be understood or construed to, prohibit, prevent or restrict Purchaser or any of its affiliates from making any fair use of any Name at any time.
SECTION 5.10.    Business / Non-Business Assets. Prior to the Closing, the Sellers shall effect all transfers and take all such actions as are necessary so that any Excluded Assets and the assets set forth on Section 5.10 of the Seller Disclosure Letter are held by an affiliate of the Sellers. The Sellers shall use their commercially reasonable efforts to transfer all of OMG’s and its affiliates’ right, title and interest in and to the QSI Shares to OMG Kokkola Chemicals prior to the Closing and, in the event such transfer does not occur prior to the Closing, shall continue to use their commercially reasonable efforts to cause such transfer as soon as reasonably practicable after the Closing. In the event that at any time or from time to time after the Closing Date the Sellers, on the one hand, or Purchaser, on the other hand, (or any of their respective affiliates) shall receive or otherwise possess any asset (including cash) that should belong to another person pursuant to this Agreement, such person shall promptly transfer, or cause to be transferred, such asset to the person so entitled thereto to the extent permitted by applicable Law. In furtherance of the foregoing and Section 1.06, (a) Purchaser undertakes and agrees to return any Excluded Assets and the assets set forth on Section 5.10 of the Seller Disclosure Letter that are owned by the Sellers or any of their affiliates and are transferred to Purchaser at or after the Closing, and to forward or remit to the Sellers of any payments received by Purchaser or any of its affiliates on account of any Excluded Asset and (b) the Sellers undertake and agree to transfer any Purchased Assets and any right, title or interest in the QSI Shares that are owned by Purchaser or any of its affiliates and are retained by the Sellers at or after the Closing, and to forward and remit to Purchaser any payment on account of any Purchased Asset, including any accounts or notes receivable. Prior to any such transfer, the person receiving or possessing such asset shall hold such asset in trust for such other person.
SECTION 5.11.    Resignations.
(c)    The Sellers will deliver or caused to be delivered to Purchaser the resignations of all directors of the Companies from their positions with the Companies at or prior to the Closing Date.
SECTION 5.12.    Intercompany Matters. All intercompany accounts between the Sellers or any of their affiliates (other than the Companies), on the one hand, and the Companies, on the other hand, as of the Closing Date shall be settled (irrespective of the terms of payment of such intercompany accounts) in the manner provided in this Section 5.12. At least five business days prior to the Closing Date, the Sellers shall prepare and deliver to Purchaser a statement setting out in reasonable detail the calculation of all such intercompany account balances substantially in the form attached as Section 5.12(a) of the Seller Disclosure Letter based upon the latest available financial information as of such date and, to the extent reasonably requested by Purchaser, provide Purchaser with supporting documentation to verify the underlying intercompany charges and transactions. To the extent any intercompany account balances remain outstanding as of the Closing, the Purchaser and Seller will settle all outstanding balances within 15 calendar days after the Closing or as soon as reasonably practicable after such outstanding balances are finally determined. If the aggregate of all such outstanding intercompany account balances owed to the Sellers or any of their affiliates (other than the Companies) exceeds the aggregate of all such outstanding intercompany account balances owed to the Companies, then the Companies shall pay to OMG such difference. If the aggregate of all such outstanding intercompany account balances owed to the Companies exceeds the aggregate of all such outstanding intercompany account balances owed to the Sellers or any of their affiliates (other than the Companies), then OMG shall pay to the Companies such difference.
(c)    Except for the settlement of intercompany accounts as contemplated under Section 5.12(a), all intercompany Contracts between the Sellers or any of their affiliates (other than the Companies) relating to the Business, on the one hand, and the Companies, on the other hand, shall, in each case, be terminated immediately prior to the Closing without any further liability or obligation on the part of any party thereto.
SECTION 5.13.    Non-Competition; Non-Solicitation; No-Hire. The Sellers agree that none of the Sellers nor any of their subsidiaries shall (i) for a period of three years after the Closing Date engage in, control or manage any business that develops, commercializes, manufactures, markets, distributes or sells products currently in development by or commercialized, manufactured, marketed, distributed or sold by, the Business as of the Closing Date (including any business that conducts activities competitive with the Business) (the “Restricted Business”); provided, however, that the restrictions contained in this Section 5.13(a)(i) shall not restrict the acquisition by the Sellers or any of their affiliates, directly or indirectly, of less than 5% of the outstanding capital stock of any publicly traded company engaged in the Restricted Business or in the provision of services of a type competitive with those provided in the Restricted Business, (ii) for a period of three years after the Closing Date solicit the performance of services by any current employee of the Companies, other than pursuant to a general solicitation made to the general public or (iii) for a period of one year after the Closing Date, employ or receive or accept the performance of services by any current employee of the Companies.
(h)    If any provision contained in this Section 5.13 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.13, but this Section 5.13 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 5.13 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law. The Sellers acknowledge that Purchaser may be irreparably harmed by any breach of this Section 5.13 and that there would be no adequate remedy at law or in damages to compensate Purchaser for any such breach. The Sellers agree that Purchaser shall be entitled to seek injunctive relief requiring specific performance by the Sellers of this Section 5.13.
SECTION 5.14.    Insurance Policies. The Sellers shall use reasonable efforts in good faith to facilitate the making of any claims by the Companies under the Policies. If any Policy does not permit the Companies to directly file a claim, the Sellers or their affiliates shall file such claim on behalf of the Companies and shall use reasonable best efforts to seek reimbursement under the applicable Policy. Any reimbursement obtained by the Sellers or their affiliates shall be promptly remitted to the Companies, as applicable.
SECTION 5.15.    No Further Financial Obligations. Purchaser acknowledges that in the course of conduct by the Companies of their respective businesses, Sellers, and their respective affiliates, and direct and indirect subsidiaries of any of them (collectively, but excluding the Companies, the “OM Group Entities”) entered into various arrangements (i) in which guarantees were issued by the OM Group Entities and (ii) in which the OM Group Entities are the primary obligors on other agreements, in any such case to support or facilitate business transactions or programs of the Companies, including those arrangements set forth in Section 5.15 of the Sellers Disclosure Letter. The arrangements referred to in the foregoing clauses (i) and (ii) are hereinafter referred to as the “Guarantees”. It is understood that the Guarantees shall not continue after the Closing. Purchaser agrees that it shall use commercially reasonable efforts to obtain replacements of the Guarantees which will be in effect at the Closing or, in the case of the Guarantees described in the foregoing clause (ii), to arrange for itself or one of its subsidiaries to be substituted as the primary obligor thereon as of the Closing Date. In the event that Purchaser is unable to satisfy the terms of the immediately preceding sentence, Purchaser and its affiliates shall indemnify, defend and hold harmless the OM Group Entities from and against any and all losses and Liabilities of the OM Group Entities relating to the Guarantees.
SECTION 5.16.    Cobalt Alloy Sales Agreement. The Sellers shall provide written notice to Purchaser of the timing and amount of any assignment and payment required to be made to OMG Finland pursuant to Article 11.2 of the Special Provisions of the Cobalt Alloy Sales Agreement at least five business days prior thereto.
ARTICLE VI

Conditions Precedent
SECTION 6.01.    Conditions to Each Party’s Obligation. The obligation of Purchaser and the Sellers to effect the Acquisition is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:
(c)    Governmental Approvals. All permits, authorizations, consents and approvals of or expirations of waiting periods pursuant to the Antitrust Law filings set forth on Schedule IV shall have been obtained or filed or shall have occurred.
(d)    No Injunctions or Restraints. No applicable Law or Judgment preventing the consummation of the Acquisition shall be in effect.
SECTION 6.02.    Conditions to Obligation of Purchaser. The obligation of Purchaser to effect the Acquisition is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following conditions:
(e)    Representations and Warranties. The representations and warranties of the Sellers in this Agreement or in any document or certificate delivered in connection herewith (i) that are Seller Fundamental Representations shall be true and correct in all material respects at and as of the Closing (without regard to any qualifications therein as to materiality, Sellers Material Adverse Effect or Business Material Adverse Effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date) and (ii) that are not Seller Fundamental Representations shall be true and correct at and as of the Closing (without regard to any qualifications therein as to materiality, Sellers Material Adverse Effect or Business Material Adverse Effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date), except, in the case of clause (ii), for such failure to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Sellers Material Adverse Effect or Business Material Adverse Effect, as applicable. Purchaser shall have received a certificate signed by an authorized officer of each of the Sellers to such effect.
(f)    Performance of Obligations of the Sellers. The Sellers shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Sellers by the time of the Closing, and Purchaser shall have received a certificate signed by an authorized officer of each of the Sellers to such effect.
(g)    Absence of Certain Changes. From the date of this Agreement to the Closing, there shall not have occurred and be continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Business Material Adverse Effect.
SECTION 6.03.    Conditions to Obligation of the Sellers. The obligation of the Sellers to effect the Acquisition is subject to the satisfaction (or waiver by the Sellers) at or prior to the Closing of the following conditions:
(d)    Representations and Warranties. The representations and warranties of Purchaser in this Agreement or in any document or certificate delivered in connection herewith (i) that are Purchaser Fundamental Representations shall be true and correct in all material respects at and as of the Closing (without regard to any qualifications therein as to materiality or Purchaser Material Adverse Effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date) and (ii) that are not Purchaser Fundamental Representations shall be true and correct at and as of the Closing (without regard to any qualifications therein as to materiality), as though made at and as of such time (or, if made as of a specific date, at and as of such date) except, in the case of clause (ii), for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. The Sellers shall have received a certificate signed by an authorized officer of Purchaser to such effect.
(e)    Performance of Obligations of Purchaser. Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing, and the Sellers shall have received a certificate signed by an authorized officer of Purchaser to such effect.
SECTION 6.04.    Frustration of Closing Conditions. Neither Purchaser nor the Sellers may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by Section 5.05.
ARTICLE VII

Termination; Effect of Termination
SECTION 7.01.    Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:
(vi)    by mutual written consent of the Sellers and Purchaser;
(vii)    by the Sellers if any of the conditions set forth in Sections 6.01 or 6.03 shall have become incapable of fulfillment by the End Date, and shall not have been waived by the Sellers;
(viii)    by Purchaser if any of the conditions set forth in Sections 6.01 or 6.02 shall have become incapable of fulfillment by the End Date, and shall not have been waived by Purchaser; or
(ix)    by the Sellers, on the one hand, or Purchaser on the other hand, if the Closing does not occur on or prior to the sixth month anniversary of the date hereof (the “End Date”); provided, however, that the End Date shall be extended automatically to the nine month anniversary of the date hereof if on the six month anniversary of the date hereof the conditions to Closing set forth in Article VI other than the conditions set forth in Section 6.01 are satisfied (or are capable of fulfillment should the Closing occur on the next Business Day);
provided, further, that the party seeking termination pursuant to clause (ii), (iii) or (iv) is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement.
(h)    In the event of termination by the Sellers or Purchaser pursuant to this Section 7.01, written notice thereof shall immediately be given to the other and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein:
(i)    Purchaser shall return all documents and other material received from the Sellers or any of their affiliates relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Sellers; and
(ii)    Purchaser acknowledges that all confidential information received by Lundin Mining Corporation and Freeport-McMoran Copper & Gold Inc. with respect to the Business shall be treated in accordance with the Confidentiality Agreements, which shall remain in full force and effect notwithstanding the termination of this Agreement.
SECTION 7.02.    Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 7.01 this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 5.03(a) relating to the obligation of Purchaser to keep confidential certain information and data obtained by it, (ii) Section 5.06 relating to certain expenses, (iii) this Section 7.02, (iv) Section 5.08 relating to publicity, and (v) Article X. Nothing in this Section 7.02 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or, with respect to the provisions set forth in clauses (i)-(v) of the immediately preceding sentence, to impair the right of any party to compel specific performance by any other party of its obligations under such provisions.
ARTICLE VIII

Tax Matters
SECTION 8.01.    Tax Sharing Agreements. The Sellers shall cause the provisions of any Tax Sharing Agreement or arrangement between the Sellers or any of their affiliates (other than the Companies) and the Companies, to be terminated on or before the Closing Date. After the Closing Date, no party shall have any rights or obligations under any such Tax Sharing Agreement.
(f)    Apportionment. Except as otherwise provided herein, all Taxes and Tax liabilities with respect to the income, property or operations of the Business that relate to any taxable period that includes but does not end on the Closing Date (a “Straddle Period”) shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period as follows: (a) in the case of Taxes that are either (i) based upon or related to income, receipts, capital or net worth (but not including sales and compensating use Taxes), or (ii) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement, as provided under Section 5.06(b)), such Taxes shall be deemed equal to the amount which would be payable if the Tax year ended with the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis shall be allocated between such two periods in proportion to the number of days in such period; and (b) in the case of Taxes imposed on a periodic basis with respect to the Business, or otherwise measured by the level of any item, such Taxes shall be deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period. Subject to the previous sentence and Section 8.02(a), the Sellers shall be liable for all Taxes with respect to the Business attributable to a Pre-Closing Tax Period except to the extent taken into account as a liability in the determination of Final Net Working Capital.
(g)    Return Filings.
(iii)    The Sellers or their designee shall prepare and timely file (including extensions), or cause to be prepared and timely filed (including extensions), in proper form with the appropriate Taxing Authority all necessary Tax Returns of or which include or relate to the Business for Pre-Closing Tax Periods that are required to be filed (including extensions) on or prior to the Closing Date (including all Tax Returns the Companies file jointly with a Seller or any of its affiliates (other than the Companies)). The Sellers shall pay or shall cause to be paid any and all Taxes due with respect to such Tax Return filings.
(iv)    The Sellers or their designee shall prepare and timely file (including extensions), or cause to be prepared and timely filed (including extensions), in proper form with the appropriate Taxing Authority all consolidated, combined or unitary Tax Returns of the Sellers that include or relate to the Business with respect to any Pre-Closing Tax Period (including any short period) that are not required to be filed on or prior to the Closing Date, other than the consolidated, combined or unitary returns of the Companies. The Sellers shall permit Purchaser to review and comment on each such Tax Return prior to filing it and shall reasonably and in good faith consider such revisions to such Tax Returns as are requested by Purchaser. For the avoidance of doubt, the Sellers shall not be required to revise such Tax Returns to increase income in any Pre-Closing Tax Period, unless otherwise required by Law. The Sellers shall pay or shall cause to be paid any and all Taxes due with respect to such Tax Returns. Purchaser shall provide or cause to be provided to the Sellers in a timely manner all necessary data and other information to prepare all Tax Returns described in this Section 8.01(c)(ii).
(v)    Purchaser or its designee shall prepare and timely file (including extensions), or cause to be prepared and timely filed (including extensions), in proper form with the appropriate Taxing Authority all Tax Returns required to be filed for any Straddle Period of the Business. Purchaser shall prepare, or shall cause to be prepared, all such Tax Returns in a manner consistent with past practice, unless otherwise required by applicable Law. Purchaser shall pay or cause to be paid any and all Taxes with respect to the Business due with respect to such Tax Returns except to the extent that such Taxes exceed the aggregate accruals or reserves for Taxes for any Pre-Closing Tax Period taken into account in the determination of Final Net Working Capital. The Sellers shall pay or cause to be paid to Purchaser the amount by which the Tax due for the Pre-Closing Tax Period exceeds the amount taken into account as liability in the determination of Final Net Working Capital for such period at least 5 business days before any Company, any of the Subsidiaries or any of the Sellers files such Tax Return.
(vi)    Purchaser shall prepare and file, or shall cause one or more of the Companies to prepare and file, in proper form with the appropriate Taxing Authority, all Tax Returns of or that include the Business for which the Sellers are not responsible pursuant to Sections 8.01(c)(i) and 8.01(c)(ii). Subject to Section 8.02, Purchaser shall pay or cause to be paid any and all Taxes due with respect to such Tax Returns.
(vii)    With respect to any Tax Returns for any Straddle Period, to the extent permissible, but not required, pursuant to applicable Tax Law, the Sellers may and Purchaser or its affiliates shall, at the Sellers’ direction, cause the Business to (a) take all steps as are or may be reasonably necessary, including the filing of elections or returns with applicable Taxing Authorities, to cause such period to end on the Closing Date or (b) if clause (a) is inapplicable, report the operations of the Business only for that portion of such period ending on the Closing Date in a combined, consolidated, or unitary Tax Return filed by the Sellers or an affiliate, notwithstanding that such taxable period does not end on the Closing Date.
(viii)    Purchaser shall prepare and file in proper form with the appropriate Finnish Taxing Authority, all Tax Returns related to the Finland security transaction tax payable with respect to the estimated value of the Earn-out Payments (the “Finland Security Transaction Tax”). Purchaser shall permit the Sellers to review and comment on each such Tax Return prior to filing it and shall reasonably and in good faith consider such revisions to such Tax Returns as are requested by the Sellers.
(h)    Cooperation. In connection with the preparation of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to the Tax liabilities imposed on or relating to the Sellers or the Companies with respect to the Business for all Pre-Closing Tax Periods or the Earn-out Payments, Purchaser and the Companies on the one hand, and the Sellers on the other hand, shall cooperate fully with each other, including by furnishing or making available during normal business hours, records, personnel (as reasonably required and at no cost to the other party), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Tax authorities as to the imposition of Taxes. The Sellers and their affiliates will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by the Business to the extent such records and information pertain to events occurring prior to the Closing Date and during the Straddle Period; therefore, Purchaser shall cause the Business to, (i) use its best efforts to properly retain and maintain such records until such time as the Sellers agree that such retention and maintenance is no longer necessary; (ii) cause the Business to provide to the Sellers information regarding the Businesses’ payment of any non-US taxes relating to any Pre-Closing Tax Period or any Straddle Period and original receipts from the applicable Taxing Authorities showing payment thereof, in each case within 5 business days of the payment of such taxes; and (iii) allow the Sellers and their agents, at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records as the Sellers may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at the Sellers’ expense. Any information obtained under this Section 8.01(d) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.
(i)    Refunds and Credits. Purchaser shall pay or cause to be paid to the Sellers any Tax refunds or credits, together with interest thereon, with respect to the Business (except to the extent reflected on the Balance Sheet or due as the result of the carry back of a net operating or capital loss arising in a Post-Closing Tax Period) attributable to any Pre-Closing Tax Period or any Tax refunds or credits attributable to the Finland Security Transaction Tax (but in such a case, half of such Tax refund or credit) received by or credited to Purchaser or a Company, net of any direct costs attributable to receipt of such refund or credit, including Taxes payable with respect to such refund, within 10 business days after the receipt of such refund or the realization of such credit. All refunds with respect to the Business attributable to any (i) Post-Closing Tax Period or (ii) Pre-Closing Tax Period not otherwise payable to the Sellers shall be for the benefit of Purchaser and if received by or otherwise credited to the Sellers or any affiliate thereof (other than a Company), the Sellers shall pay or cause to be paid an amount equal to such refund or credit to Purchaser within 10 business days after the receipt of such refund or the realization of such credit. At the Sellers’ request, Purchaser and the Companies shall cooperate with the Sellers in obtaining such refunds, including through the filing of amended Tax Returns or refund claims as prepared by the Sellers, at their own expense. Purchaser shall permit the Sellers to control the prosecution of any such refund claim and, where deemed appropriate by the Sellers, shall authorize by appropriate powers of attorney such persons as the Sellers shall designate to represent the Companies with respect to such refund claim.
(j)    None of Purchaser or any of its affiliates or any directors, officers or employees of the foregoing shall make, or permit to be made, any election with respect to, or otherwise change, the entity classification of the Companies for income Tax purposes for any Tax period (or portion thereof) ending on or before the Closing Date without Seller’s consent, which shall not be unreasonably withheld.
(k)    The Purchase Price shall be allocated among the assets that are deemed to be acquired for U.S. federal tax purposes pursuant to this Agreement in accordance with Section 1060 of the U.S. Internal Revenue Code of 1986, as amended, and the U.S. Treasury regulations promulgated thereunder (and any similar provision of U.S. state or local Law, as appropriate) (the “U.S. Allocation”). Such allocation shall be consistent with the allocation provided in Section 1.07(b). The U.S. Allocation shall be agreed by Purchaser and the Sellers within 180 days after the Closing Date. If any Earn-out Payment is made, the U.S. Allocation shall be adjusted in accordance with Section 1060 of the Code as mutually agreed by Purchaser and the Sellers within 20 days after the final determination of the Earn-out Payment; provided, however, that any Earn-out Payment made shall be allocated solely to the Subject Shares in a manner consistent with the Allocation Statement and no allocation of any Earn-out Payment shall be made to the Purchased Assets. If Purchaser and the Sellers cannot agree on such allocation or such adjustment within the specified time period, Purchaser and the Sellers shall jointly retain a nationally recognized accounting firm to resolve the disputed items. Purchaser and the Sellers agree to file all Tax Returns (including but not limited to Internal Revenue Service Form 8594) consistent with this allocation.
(l)    No party to this Agreement shall make an election under Section 338 of the Code with respect to the transactions contemplated by this Agreement.
SECTION 8.02.    Tax Indemnification. From and after the Closing, the Sellers shall jointly and severally indemnify Purchaser, its affiliates (including the Companies) and each of their respective officers, directors, employees, stockholders, agents, successors, assigns and representatives (the “Purchaser Indemnitees”) against and hold them harmless from (i) all liability for Taxes of the Business or any affiliated group of which the Companies have ever been a member for the Pre-Closing Tax Period (apportioned in accordance with Section 8.01(b)), (ii) all liability for Taxes of the Sellers or any other corporation which is or has been affiliated with the Sellers (other than the Companies) and (iii) any liabilities, costs, expenses (including, without limitation, reasonable expenses of investigation and attorneys’ fees and expenses), losses, damages, assessments, settlements or judgments arising out of or incident to the imposition, assessment or assertion of any such Taxes (together, a “Tax Loss”), provided, however that the Sellers shall not be required to indemnify for any Tax to the extent the amount of such Tax was taken on the Closing Date into account as a liability in the determination of Final Net Working Capital. Notwithstanding the foregoing, the Sellers shall not indemnify and hold harmless any Purchaser Indemnitee from any liability for Taxes attributable to any action taken after the Closing by Purchaser, any of its affiliates (including the Companies), or any transferee of Purchasers or any of its affiliates (other than any such action expressly required by applicable Law or by this Agreement) (a “Purchaser Tax Act”) or attributable to a breach by Purchaser of its obligations under this Agreement.
(m)    From and after the Closing, Purchaser shall indemnify the Sellers and their affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Seller Indemnitees”) and hold them harmless from (i) all liability for Taxes of the Business for any Post-Closing Tax Period, except to the extent arising out of Seller’s breach of representations made under this Agreement and (ii) all liability for Taxes attributable to a Purchaser Tax Act or to a breach by Purchaser of its obligations under this Agreement.
(n)    Procedures Relating to Indemnification of Tax Claims.
(i)    If a claim shall be made by any Taxing Authority, which, if successful, Purchaser reasonably determines could result in an indemnity payment to any Purchaser Indemnitee pursuant to this Section 8.02, Purchaser shall promptly notify the Sellers in writing of such claim (a “Tax Claim”). If notice of a Tax Claim is not given to the Sellers within a sufficient period of time to allow the Sellers to effectively contest such Tax Claim, or in reasonable detail to apprise the Sellers of the nature of the Tax Claim, in each case taking into account the facts and circumstances with respect to such Tax Claim, the Sellers shall not be liable to any Purchaser Indemnitee to the extent that the Sellers’ position is materially prejudiced as a result thereof.
(ii)    With respect to any Tax Claim relating solely to Taxes of the Business for a Pre-Closing Tax Period, the Sellers shall control all proceedings taken in connection with such Tax Claim (including selection of counsel reasonably satisfactory to the Purchaser) and, without limiting the foregoing, may in its discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto; provided, however that the Sellers shall consult with Purchaser upon Purchaser’s reasonable request for such consultation from time to time with respect to such proceeding, and may, in their discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner; provided, however the Sellers may not settle any controversy without Purchaser’s consent. With respect to any Tax Claim relating to Taxes of the Business for a Straddle Period, (a) each party may participate in all proceedings taken in connection with such Tax Claim, at its expense, and (b) the proceedings taken in connection with such Tax Claim shall be controlled by that party which would bear the burden of the greater portion of the sum of the adjustment and any corresponding adjustments that may reasonably be anticipated for future Tax periods.
(iii)    In no case shall any Purchaser Indemnitee settle or otherwise compromise any Tax Claim without the Sellers’ prior written consent. Neither party shall settle a Tax Claim relating solely to Taxes of the Business for a Straddle Period without the other party’s prior written consent, which consent shall not be unreasonably withheld or delayed.
(iv)    The indemnification obligation set forth in Section 8.02(a) shall survive until 30 days after the expiration of the relevant statute of limitations (giving effect to any waiver, mitigation or extension thereof).
(v)    Any indemnification of a Purchaser Indemnitee pursuant to this Section 8.02 shall be effected by wire transfer or transfers of immediately available funds from the Sellers to an account or accounts designated in writing by the applicable Purchaser Indemnitee to the Sellers within 15 days after the final determination thereof.
ARTICLE IX

Indemnification
SECTION 9.01.    Survival.
(o)    The representations and warranties contained in Article II and Article III and by the Sellers in any document or certificate delivered in connection herewith shall survive until the 18 month anniversary of the Closing Date, other than those representations and warranties contained in Sections 2.01 (Organization, Standing and Power), 2.02 (Authority; Execution and Delivery, Enforceability), 2.05 (the Subject Shares, Cristolteq Shares, QSI Shares and Purchased Assets), 3.01 (Organization, Standing and Power) and in 3.02 (Capital Stock of the Companies) (collectively, the “Seller Fundamental Representations”), which shall survive until the latest date permitted by Law, and Section 3.15 (Environmental Matters), which shall survive until the fifth anniversary of the Closing Date; provided, however, that the representations and warranties contained in Section 3.15(g) shall survive until the earliest of (x) the date the Subject Agreement is entered into, (y) the third anniversary of the Closing Date, or (z) the date on which Purchaser fails to perform its obligations in Section 5.05(f) (unless such failure results primarily from any act or omission of the counter-party to the Subject Agreement). The representations and warranties contained in Article IV and by Purchaser in any document or certificate delivered in connection herewith shall survive until the 18 month anniversary of the Closing Date, other than those representations and warranties contained in Sections 4.01 (Organization, Standing and Power), 4.02 (Authority; Execution and Delivery; Enforceability), and 4.08 (Brokers) (collectively, the “Purchaser Fundamental Representations”), which shall survive until the latest date permitted by Law.
(p)    The covenants and agreements of the parties hereto contained in this Agreement shall survive in accordance with their respective terms. The indemnification obligations set forth in Section 9.02(a)(i)(C), Section 9.02(a)(i)(D) and Section 9.03(a)(i)(C) shall survive until the latest date permitted by Law. The indemnification obligations set forth in Section 9.03(a)(i)(D) shall survive until the six-month anniversary of the Closing Date.
SECTION 9.02.    Other Indemnification by the Sellers.
(l)    (1)    From and after the Closing Date, the Sellers shall jointly and severally indemnify and save and hold harmless the Purchaser Indemnitees from and against any Covered Losses incurred or suffered by any such Purchaser Indemnitees to the extent resulting from or arising out of: (A) any misrepresentation of or inaccuracy in any representation or warranty of the Sellers referenced in Section 9.01(a) (determined, except with respect to Section 3.04, Section 3.08(d) or Section 3.13(a), without regard to any qualification or exception contained therein relating to “materiality”, “material”, “in all material respects” or any similar qualification (except to the extent the word “material” (x) is in all capital letters or (y) is used in a defined term, including Sellers Material Adverse Effect, Business Material Adverse Effect and Material Contract); (B) any nonfulfillment or breach of any covenant or agreement made by the Sellers in this Agreement that survives the Closing Date pursuant to Section 9.01(b); (C) any Excluded Liability; (D) any Seller Retained Indemnified Liabilities; and (E) any Indemnified Environmental Liability.
(i)    The Purchaser Indemnitees shall not be entitled to assert any indemnification pursuant to this Section 9.02 after the expiration of the applicable survival period referenced in Section 9.01; provided, however, that if, on or prior to such expiration of the applicable survival period, a notice of claim shall have been given to the Sellers in accordance with Section 9.04 for such indemnification, the Purchaser Indemnitees shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX.
(ii)    Any indemnification of a Purchaser Indemnitee pursuant to this Section 9.02 shall be effected by wire transfer or transfers of immediately available funds from the Sellers to an account or accounts designated in writing by the applicable Purchaser Indemnitee to the Sellers within 15 days after the final determination thereof.
(m)    The Sellers shall have no liability for indemnification pursuant to Section 9.02(a)(i)(A) or Section 9.02(a)(i)(E) with respect to Covered Losses for which indemnification is provided thereunder unless such Covered Losses exceed in the aggregate $6,500,000 (such amount of Covered Losses equaling $6,500,000, the “Deductible”), in which case the Sellers shall be liable for (i) 50% of the first $6,500,000 in Covered Losses in excess of the Deductible and (ii) all such Covered Losses in excess of such amount referred to in clause (i); provided, however, that in no event shall the Sellers have any liability or indemnification obligation pursuant to Section 9.02(a)(i)(A) and Section 9.02(a)(i)(E) for Covered Losses in excess of $40,000,000 in the aggregate; provided, however that the preceding limitations shall not apply to indemnification with respect to (x) any misrepresentation of or inaccuracy in any Seller Fundamental Representation or the representations and warranties contained in Section 3.15(g) or (y) any claims of, or causes of action arising from, fraud. Notwithstanding the forgoing, the Sellers shall have no liability for indemnification pursuant to Section 9.02(a)(i)(A) with respect to Covered Losses for which indemnification is provided thereunder with respect to any misrepresentation of or inaccuracy in Section 3.15(g) unless such Covered Losses exceed in the aggregate $1,000,000; provided, however, that in no event shall the Sellers have any liability or indemnification obligation pursuant to Section 9.02(a)(i)(A) for Covered Losses for any misrepresentation of or inaccuracy in Section 3.15(g) in excess of $30,000,000 in the aggregate; and provided further, that any indemnification by Sellers with respect to Covered Losses for any misrepresentation or inaccuracy in Section 3.15(g) shall not be taken into account for purposes of determining the limitations on amounts payable by Sellers pursuant to the immediately preceding sentence of this Section 9.02(b). No Purchaser Indemnitee shall be entitled to recover from an indemnifying party more than once in respect of the same Covered Losses. Notwithstanding anything herein to the contrary, if Purchaser has not made all of the filings and/or notifications contemplated by Section 5.05(c) on or prior to the Filing Deadline, the representations and warranties of Sellers contained in Article II and Article III shall not be made as of the Closing Date and shall be made only as of the date of this Agreement.
(n)    Except as otherwise specifically provided in this Agreement, Purchaser acknowledges that its sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Acquisition and the other transactions contemplated hereby, the Companies (other than claims of, or causes of action arising from, fraud) shall be pursuant to the indemnification provisions set forth in Article VIII and this Article IX. In furtherance of the foregoing, Purchaser and each of the Companies hereby waive, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud) each may have against the Sellers and their affiliates arising under, based upon or relating to this Agreement, the Acquisition and the other transactions contemplated hereby, the Companies any document or certificate delivered in connection herewith, any applicable Law or otherwise (except pursuant to the indemnification provisions set forth in Article VIII and this Article IX).
SECTION 9.03.    Other Indemnification by Purchaser.
(j)    (1)    From and after the Closing Date, Purchaser shall indemnify and save and hold harmless the Seller Indemnitees from and against any Covered Losses incurred or suffered by any such Seller Indemnitees to the extent resulting from or arising out of: (A) any misrepresentation of or inaccuracy in any representation or warranty of Purchaser referenced in Section 9.01(a) (determined without regard to any qualification or exception contained therein relating to materiality or any similar qualification or standard); (B) any nonfulfillment or breach of any covenant or agreement made by Purchaser in this Agreement that survives the Closing Date pursuant to Section 9.01(b); (C) the Assumed Liabilities; and (D) subject to Section 9.01(b), the operation of the Business after the Closing.
(i)    The Seller Indemnitees shall not be entitled to assert any indemnification pursuant to this Section 9.03 after the expiration of the applicable survival period referenced in Section 9.01; provided, however, that if, on or prior to such expiration of the applicable survival period, a notice of claim shall have been given to Purchaser in accordance with Section 9.04 for such indemnification, the Seller Indemnitees shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX.
(ii)    Any indemnification of a Seller Indemnitee pursuant to this Section 9.03 shall be effected by wire transfer or transfers of immediately available funds from Purchaser to an account or accounts designated in writing by the applicable Seller Indemnitee to Purchaser within 15 days after the final determination thereof.
(k)    Purchaser shall have no liability for indemnification pursuant to Section 9.03(a)(i)(A) with respect to Covered Losses for which indemnification is provided thereunder unless such Covered Losses exceed in the aggregate $6,500,000, in which case Purchaser shall be liable for all such Covered Losses in excess of such amount; provided, however, that in no event shall Purchaser have any liability or indemnification obligation for Covered Losses in excess of $40,000,000; provided, however that the preceding limitations shall not apply to indemnification with respect to (x) any misrepresentation of or inaccuracy in any Purchaser Fundamental Representation or (y) any claims of, or causes of action arising from, fraud. No Seller Indemnitee shall be entitled to recover from an indemnifying party more than once in respect of the same Covered Losses.
(l)    Except as otherwise specifically provided in this Agreement, the Sellers acknowledge that their sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Acquisition and the other transactions contemplated hereby, and the Companies (other than claims of, or causes of action arising from, fraud) shall be pursuant to the indemnification provisions set forth in Article VIII and this Article IX. In furtherance of the foregoing, each of the Sellers hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud) it may have against Purchaser and its affiliates arising under, based upon or relating to this Agreement, the Acquisition and the other transactions contemplated hereby, the Companies, any document or certificate delivered in connection herewith, any applicable Law or otherwise (except pursuant to the indemnification provisions set forth in Article VIII and this Article IX.).
SECTION 9.04.    Procedures. Third Party Claims. In order for a person (the “Indemnified Party”) to be entitled to any indemnification provided for under Section 9.02 or 9.03 in respect of, arising out of or involving a claim made by any person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party must notify the indemnifying party in writing (and in reasonable detail taking into account the information then available to the Indemnified Party) of the Third Party Claim within 10 business days after receipt by such Indemnified Party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the indemnifying party, as promptly as reasonably practicable and in any event within ten days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.
(j)    Assumption. If a Third Party Claim is made against an Indemnified Party, the indemnifying party shall be entitled to participate in the defense thereof and, subject to the limitations set forth in Section 9.04(c), to assume the defense thereof with counsel selected by the indemnifying party; provided, however, that (i) such counsel is not reasonably objected to by the Indemnified Party, (ii) prior to assuming control of such defense, the indemnifying party must furnish the Indemnified Party with evidence that the indemnifying party has adequate resources to defend the Third Party Claim and fulfill its indemnity obligations, if any, hereunder. In the event that the indemnifying party assumes the defense of a Third-Party Claim in accordance with this Section 9.04, the indemnifying party shall have a sixty (60) day period (the “Discovery Period”) following receipt by the indemnifying party of notice of such Third Party Claim during which the indemnifying party shall be entitled to reasonable discovery with respect to the indemnifiable nature of the claims. The indemnifying party and the Indemnified Party shall reasonably cooperate with each other with respect to such discovery. If the indemnifying party does not provide written notice to the Indemnified Party by the end of the Discovery Period that it no longer continues to assume the defense of the Third-Party Claim, the claims made in that Third-Party Claim will be conclusively established for purposes of this Agreement as within the scope of and subject to indemnification hereunder. Should the indemnifying party so elect to assume and continue the defense of a Third Party Claim in accordance with and subject to the limitations of this Section 9.04, the indemnifying party shall not be liable to the Indemnified Party for any legal expenses incurred by the Indemnified Party in connection with the defense thereof following the Discovery Period. If the indemnifying party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel (not reasonably objected to by the indemnifying party), at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense in accordance with and subject to the limitations of this Section 9.04; provided, however that the indemnifying party shall be liable for the fees and expenses of counsel employed by the Indemnified Party (A) for any period during which the indemnifying party has not assumed the defense thereof or (B) if the Indemnified Party shall reasonably conclude, after consultation with outside legal counsel, that there is a conflict of interest between the indemnifying party and the Indemnified Party in the conduct of the defense of such claim. Each party shall reasonably cooperate, and shall cause its affiliates to reasonably cooperate in the defense or prosecution of any Third Party Claim and shall retain and provide upon reasonable request records and information that are reasonably relevant to such Third Party Claim and make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the indemnifying party assumes the defense of a Third Party Claim in accordance with and subject to the limitations of this Section 9.04, the indemnifying party shall obtain the prior written consent of the Indemnified Party (such consent shall not be unreasonably withheld) before entering into any settlement of such Third Party Claim; provided, however that consent of the Indemnified Party shall not be required for any such settlement if (X) such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Third Party Claim and does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party, (Y) the sole relief provided is monetary damages that are paid in full by the indemnifying party and (Z) such settlement does not permit any order, injunction or other equitable relief to be entered, directly or indirectly, against the Indemnified Party. If the indemnifying party does not assume the defense of a Third Party Claim, the Indemnified Party shall not be entitled to indemnification hereunder with respect thereto if it has admitted liability with respect to, or settled, compromised or discharged, such Third Party Claim without the indemnifying party’s prior written consent (such consent not to be unreasonably withheld).
(k)    Limitations on Assumption. The indemnifying party shall not be entitled to assume or maintain control of the defense of any Third Party Claim and shall pay the fees and expenses of counsel retained by the Indemnified Party if (i) the indemnifying party does not deliver to the Indemnified Party acknowledgement of such assumption or control within 20 days of receipt of notice of the Third Party Claim pursuant to Section 9.04(a) (but subject to the right of the indemnifying party to elect not to continue to assume the defense of such claim following the Discovery Period), (ii) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (iii) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party or any of its affiliates (other than claims for injunctive or equitable relief that are ancillary to a claim for monetary damages) or (iv) the indemnifying party has failed or is failing to prosecute or defend vigorously the Third Party Claim.
(l)    Tax Claims. For the avoidance of doubt, the procedures set forth in this Section 9.04 shall not apply with regard to Covered Loss relating to Taxes, for which indemnification provisions are set forth in Article VIII.
(m)    Other Claims. In the event any Indemnified Party should have a claim against any indemnifying party under Section 9.02 or 9.03 that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the indemnifying party. Subject to Section 9.01, the failure by any Indemnified Party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such Indemnified Party under Section 9.02 or 9.03, except to the extent that the indemnifying party demonstrates that it has been prejudiced by such failure.
(n)    Mitigation. Purchaser and the Sellers shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by making commercially reasonably efforts to mitigate or resolve any such claim or liability. In the event that Purchasers or the Sellers shall fail to make such commercially reasonably efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any person for any Covered Losses to the extent that such Covered Losses would reasonably be expected to have been avoided if Purchaser or the Sellers, as the case may be, had made such efforts.
SECTION 9.05.    No Additional Representations.
(e)    Purchaser acknowledges that it and its representatives have been permitted access to the books and records, facilities, equipment, Tax Returns, Contracts, insurance policies (or summaries thereof) and other properties and assets of the Business that it and its representatives have desired or requested to see or review, and that it and its representatives have had a full opportunity to meet with the Business Employees to discuss the Business. Purchaser acknowledges that (i) none of the Sellers, the Companies or any other person has made any representation or warranty, expressed or implied, as to the Business or the accuracy or completeness of any information regarding the Business furnished or made available to Purchaser and its representatives, except as expressly set forth in this Agreement or the Seller Disclosure Letter, (ii) Purchaser has not relied on any representation or warranty from the Sellers or any other person in determining to enter into this Agreement, except as expressly set forth in this Agreement or the Seller Disclosure Letter, and (iii) none of the Sellers or any other person shall have or be subject to any liability to Purchaser or any other person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including any information, documents or material made available to Purchaser in any “data rooms”, management presentations or in any other form in expectation of the transactions contemplated hereby. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Subject Shares and the Purchased Assets without any representation or warranty as to merchantability or fitness of the assets of the Business for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement or the Seller Disclosure Letter.
(f)    In connection with the investigation by Purchaser of the Companies, Purchaser has received or may receive from the Companies certain projections, forward-looking statements and other forecasts and certain business plan information. Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Purchaser is familiar with such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that Purchaser shall have no claim against anyone with respect thereto. Accordingly, Purchaser acknowledges that neither the Companies nor any of the Sellers or Sellers Representatives, whether in an individual, corporate or any other capacity, make any representation, warranty, or other statement with respect to, and Purchaser is not relying on, such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).
SECTION 9.06.    Determination of Loss Amount.
(g)    The amount of any and all Covered Losses under this Article IX will be determined net of (i) any Tax benefits actually realized by any party seeking indemnification hereunder arising from the deductibility (or amortization or capitalization or other tax benefit, etc.) of any such Covered Losses and (ii) any amounts recovered or recoverable by any party or any affiliate of a party under or pursuant to any insurance policy, title insurance policy, indemnity, reimbursement arrangement or Contract pursuant to which or under which such party or such party’s affiliates is a party or has rights.
(h)    In no event will the Purchaser Indemnitees be entitled to recover or make a claim for any amounts in respect of consequential, incidental or indirect damages, lost profits, diminutions in value or punitive damages and, in particular, no “multiple of profits” or “multiple of cash flow” or other valuation methodology will be used in calculating the amount of any Covered Losses (other than for Covered Losses (i) incurred by a Purchaser Indemnitee in connection with any Third Party Claim or (ii) with respect to any misrepresentation of or inaccuracy in Section 3.15(g)). Attorney, consultant, and other professional fees and disbursements incurred by an indemnifying party in connection with this Article IX will be reasonable and based only on time actually spent, which will be charged at no more than such professional’s standard hourly rate. Notwithstanding any other provision of this Agreement to the contrary, any Covered Loss claimed hereunder will be in good faith in light of the facts then known regarding such Covered Loss. Purchaser shall have no right to assert any claim pursuant to this Article IX with respect to any Covered Loss, cause of action or other claim to the extent it is a Covered Loss, cause of action or claim with respect to which Purchaser or any of its affiliates has taken action (or caused action to be taken) to accelerate the time period in which such matter is asserted or payable for the purpose of asserting a claim for indemnification hereunder.
(i)    No Purchaser Indemnitee will be entitled to any indemnification under this Article IX to the extent such matter (i) is taken into account in the calculation of Final Working Capital or (ii) is reasonably described in the Seller Disclosure Letter; provided that this Section 9.06(c) shall in no way limit any indemnification pursuant to Section 9.02(a)(i)(D).
SECTION 9.07.    Adjustments. All payments made pursuant to Articles VIII and IX shall be treated by the parties hereto on all applicable Tax Returns as an adjustment to the Purchase Price.
SECTION 9.08.    Subrogation. After any indemnification payment is made pursuant to this Article IX, the indemnifying party shall, to the extent of such payment, be subrogated to all rights (if any) of the Indemnified Party against any third party in connection with the Covered Losses to which such payment relates. Without limiting the generality of the preceding sentence, any Indemnified Party receiving an indemnification payment shall execute, upon the written request of the indemnifying party, any instrument reasonably necessary to evidence such subrogation rights.
SECTION 9.09.    Environmental Indemnification.
(i)    Purchaser understands and agrees that (i) each Purchaser Indemnitee’s right to indemnification under Section 9.02(a)(i)(A) for breach of the representations and warranties contained in Section 3.15 and under Section 9.02(a)(i)(E) for Indemnified Environmental Liabilities shall constitute its sole and exclusive remedy against the Sellers with respect to any environmental matter arising out of acts occurring or conditions existing on or prior to Closing and relating to the past or current facilities, properties or operations of the Companies and their predecessors, including any such matter arising under any Environmental Laws and (ii) no Purchaser Indemnitee will have the right to indemnification under Section 9.02(a)(i)(A) for breach of the representations and warranties contained in Section 3.15 (other than Section 3.15(g)) if the Covered Loss for which such right to indemnification is an Indemnified Environmental Liability. Except as set forth in this Agreement, effective at Closing, Purchaser hereby waives any right, whether arising at law or in equity, to seek contribution, cost recovery, damages, or any other recourse or remedy from the Sellers, and hereby releases the Sellers from any claim, demand or liability, in each case with respect to any environmental matter arising out of acts occurring or conditions existing on or prior to Closing and relating to the past or current facilities, properties or operations of the Companies and their predecessors.  The Sellers shall have no obligation to indemnify the Purchaser Indemnitees with respect to Covered Losses arising from any Contamination to the extent identified as a result of any environmental sampling or testing after the Closing Date by or on behalf of any Purchaser Indemnitee unless such sampling or testing is (i) required by any Environmental Law (including any Environmental Law coming into effect on or after the Closing) or Governmental Entity, (ii) required by any third party that is legally entitled to do so, including Boliden, or (iii) incidental to the operation of the business consistent with the historical operation of the business and would have been undertaken even in the absence of an indemnity provided hereunder, including such sampling or testing conducted in connection with changes to the operation of the business as reflected in Schedule 9.09(a) or otherwise consistent with the scope and type of historic changes to the operation of the business.  The Sellers’ obligation to indemnify the Purchaser Indemnitees for any Remedial Action pursuant to this Agreement shall be limited to such Remedial Action (i) already underway as of the Closing Date; (ii) reasonably necessary to satisfy the requirements of any applicable Governmental Entity or Environmental Law in effect as of the Closing; (iii) reasonably necessary to resolve or avoid any investigation, action, claim, suit or proceeding by or before a Governmental Entity; (iv) reasonably necessary to mitigate any imminent and substantial threat to human health or the environment; or (v) reasonably necessary to comply with the terms of any contractual obligation or take advantage of a right under a contract existing as of the Closing; and then only to the extent that such Remedial Action is undertaken in a reasonably cost effective manner, assuming continued industrial use of the applicable Business Property (and industrial or non-industrial use, as applicable, of any affected groundwater, sediments, surrounding properties or other impacted areas) and employing risk-based standards and institutional controls where available and reasonably appropriate under the specific circumstances.
(j)    The Sellers shall have no liability for indemnification pursuant to Section 9.02(a)(i)(E) with respect to Indemnified Environmental Liabilities unless a claim for such Indemnified Environmental Liabilities is asserted prior to the fifth year anniversary of the Closing Date.
(k)    In the event the Sellers make any indemnification payments to any Purchaser Indemnitee pursuant to Section 9.02(a)(i)(A) for any breach of the representations and warranties set forth in Section 3.15 (Environmental Matters) or to Section 9.02(a)(i)(E) for Indemnified Environmental Liabilities that is reasonably determined to be a result of Contamination existing (i) at the “Leased Land” (as that term is defined in that certain lease agreement (“Site Lease”) dated October 7, 1994 by and between Outokumpu Kokkola Zinc Oy, Kokkola Chemicals Oy, Outokumpu Metals & Resources Oy and OM Group, Inc., as amended; and (ii) prior to December 11, 1991 (“Pre-1991 Contamination”), then Purchaser agrees to cause OMG Kokkola Chemicals to use reasonable good faith efforts to pursue and exhaust such remedies as are available to it pursuant to the Site Lease with respect to such Pre-1991 Contamination.

(i)    If in connection with the foregoing OMG Kokkola Chemicals recovers any amounts pursuant to its rights under the Site Lease for damages suffered or incurred in connection with such Pre-1991 Contamination, then the Purchaser Indemnitees shall promptly reimburse the Sellers for any indemnity payments previously made to Purchaser Indemnitees by the Sellers for such Pre-1991 Contamination but only up to such amounts received by OMG Kokkola Chemicals under the Site Lease, net of any expenses incurred in connection with the pursuit and recovery of such amounts.
(ii)    At any time within 30 days following notice by Purchaser of its determination to pursue its rights under the Site Lease, the Sellers may at their election assume the prosecution of OMG Kokkola Chemicals' enforcement of the Site Lease pursuant to this Section 9.09(c) with counsel selected by them reasonably acceptable to Purchaser; provided however that (A) Purchaser shall have the right to participate in the prosecution thereof and to employ separate counsel at its own expense, (B) Purchaser shall have the right to review and approve any significant filings, decisions or settlement agreements made or entered into in connection with such prosecution, and (C) Purchaser shall have the right to assume control of such prosecution if the Sellers fail to prosecute vigorously such remedies as are available under the Site Lease.
(iii)    From and after the Closing until the later of (A) the expiration of the survival period set forth in Section 9.01(a) applicable to the representations and warranties contained in Section 3.15 (Environmental Matters) or (B) the satisfaction or other resolution of any indemnification claim pursuant to Section 3.15 (Environmental Matters) or Section 9.02(a)(i)(E) pending as of such expiration, Purchaser shall not, and shall cause OMG Kokkola Chemicals to not, repudiate, impair or limit any right to indemnification available pursuant to the Site Lease for Contamination.
ARTICLE X

General Provisions
SECTION 10.01.    Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party without the prior written consent of the other parties hereto; provided, however, that (a) any party may assign or transfer its right and obligations under this Agreement, in whole or from time to time in part, to one or more of its affiliates at any time and (b) in connection with a Sale Event, Purchaser may assign or transfer its rights and obligations under this Agreement in whole to a Kokkola Transferee, including all rights and obligations of Purchaser, Purchaser Guarantor and all post-Closing obligations of Purchaser; provided further, however that no such assignment or transfer shall relieve such party of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to such party. Any attempted assignment or transfer in violation of this Section 10.01 shall be void. If Purchaser assigns or transfers its rights and obligations under this Agreement to a Kokkola Transferee in connection with a Sale Event, Purchaser shall (x) use commercially reasonable efforts to ensure that during each Earn-out Year the Business will be provided an adequate supply of raw material feed in order for the Business to operate in the ordinary course consistent with past practice taking into account applicable current market conditions and (y) provide OMG with true and complete copies of all executed transaction documents related to such Sale Event as may be reasonably requested by OMG. For clarity, the parties acknowledge and agree that prior to the Closing Date Koboltti Chemicals Holdings Limited intends to specify a newly formed, wholly owned subsidiary that will be organized under the laws of Finland to act as “Purchaser” hereunder. For the avoidance of doubt, Purchaser Guarantor’s obligations under Section 10.13 shall remain in full force and effect notwithstanding any assignment or transfer pursuant to this Section 10.01.
SECTION 10.02.    No Third-Party Beneficiaries. Except as provided in Articles VIII and IX, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.
SECTION 10.03.    Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and sent by facsimile, by electronic mail, by nationally recognized overnight courier service or by registered mail and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 10.03 or facsimile at the facsimile telephone number specified in this Section 10.03, in either case, prior to 5:00 p.m. (New York City time) on a business day and, in each case, a copy is sent on such business day by nationally recognized overnight courier service, (ii) the business day after the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 10.03 or facsimile at the facsimile telephone number specified in this Section 10.03, in each case, later than 5:00 p.m. (New York City time) on any date and earlier than 12 midnight (New York City time) on the following date and a copy is sent no later than such date by nationally recognized overnight courier service, (iii) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (i) and (ii) above), or (iv) upon actual receipt by the party to whom such notice is required to be given if sent by registered mail. The address for such notices and communications shall be as follows:
(a)    if to Purchaser, to:
c/o Freeport-McMoRan Copper & Gold Inc.
333 N. Central Avenue
Phoenix, Arizona 85004 USA
Facsimile No.: (602) 453-1634
Email:    Dan_Kravets@FMI.com
Ann_Hayward@FMI.com
Attention: Dan P. Kravets

with copies to:
c/o Freeport-McMoRan Copper & Gold Inc.
333 N. Central Avenue
Phoenix, Arizona 85004 USA
Facsimile No.: (602) 366-7691
Attention:    General Counsel
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone No.: (212) 450-4000
Facsimile No.:     (212) 701-5800
Email: paul.kingsley@davispolk.com
Attention: Paul R. Kingsley, Esq.
(b)    if to the Sellers, to:
OM Group, Inc.
127 Public Square
1500 Key Tower
Cleveland, OH 44114
Telephone No.: (216) 263-7465
Facsimile No.: (216) 263-7757
Email: Valerie.Sachs@omgi.com
Attention: Valerie Gentile Sachs, Esq.
with a copy to:
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
Telephone No.: (216) 586-3939
Facsimile No.: (216) 579-0212
Email: jpdougherty@jonesday.com
Attention:    James P. Dougherty, Esq.
SECTION 10.04.    Interpretation; Exhibits and Schedules; Certain Definitions. The following provisions shall be applied wherever appropriate herein: (i) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this Agreement as an entirety and not solely to the particular portion of this Agreement in which any such word is used; (ii) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural; (iii) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders; (iv) all accounting terms not specifically defined herein shall be construed in accordance with GAAP; (v) this Agreement shall be deemed to have been drafted by the parties and this Agreement shall not be construed against any party as the principal draftsperson hereof; (vi) any references herein to a particular Section, Article, Exhibit or disclosure letter means a Section or Article of, or an Exhibit or disclosure letter to, this Agreement unless another agreement is specified; (vii) all references or citations in this Agreement to Law, statutes or regulations or Law, statutory or regulatory provisions shall, when the context requires, be considered citations to such statutes, regulations, or provisions directly or indirectly superseding such statutes, regulations, or provisions; (viii) the Exhibits and disclosure letters attached hereto are incorporated herein by reference and shall be considered part of this Agreement; (ix) the headings in this Agreement are for convenience of identification only and are not intended to describe, interpret, define or limit the scope, extent, or intent of this Agreement or any provision hereof; (x) unless otherwise expressly provided, wherever the consent of any person is required or permitted herein, such consent may be withheld in such person’s sole and absolute discretion; (xi) including” means “including, without limitation;” (xii) all references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America and (xiii) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” The disclosure of any matter or item in any disclosure letter hereto shall not be deemed to constitute an acknowledgement that any such matter is required to be disclosed or is otherwise material. Any matter set forth in any provision, subprovision, section or subsection of any disclosure letter hereto shall only be deemed to be an exception to (or, as applicable, a disclosure for the purposes of) (A) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (B) any other representations and warranties (or covenants, as applicable) that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for the purposes of) such representations and warranties (or covenants, as applicable) would be reasonably apparent. Any capitalized terms used in any Exhibit or disclosure letter but not otherwise defined therein, shall have the meaning as defined in this Agreement.
(g)    For all purposes hereof:
“affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by Contract or otherwise; provided, however, that for the avoidance of doubt, with respect to Purchaser, “affiliate” shall be deemed to include each of (i) Freeport-McMoRan Copper & Gold Inc. and (ii) Lundin Mining Corporation.
“Applicable Anti-Corruption Laws” means all applicable anti-bribery, anti-corruption, and anti-money laundering Laws, including U.S. Foreign Corrupt Practices Act of 1977 (as amended).
“Balance Sheet” means the pro forma unaudited balance sheet of the Business as at June 30, 2012.
“Boliden Permit” means the decision issued by the Environmental Permit Agency of Western Finland on 15 May 2008 (decision number 15/2008/1) as amended by Vaasa Administrative Court on 11 October 2011 (decision number 11/0274/1) and the Supreme Administrative Court on 11 October 2012 (KHO 11.10.2012 t. 2756) and the decision issued by the Environmental Permit Agency of Western Finland on 23 December 2009 (decision number 58/2009/1) as amended by Vaasa Administrative Court on 11 October 2011 (decision number 11/0277/1) and the Supreme Administrative Court on 11 October 2012 (KHO 11.10.2012 t. 2755).

“Business” means the business operations of the Companies and the Purchased Assets.
“business day” means any day, other than a Saturday or Sunday, on which commercial banks are not required or authorized to close in the City of New York.
“Business Employee” means (i) any employee of the Sellers or any of their affiliates who is employed solely in connection with the Business or any such individual who is on short-term disability leave, authorized leave of absence, military service or lay-off with recall rights as of the Closing and (ii) those employees of the Sellers or their affiliates who are listed in Section 10.04(b) of the Seller Disclosure Letter.
“Business Intellectual Property” means all Owned Intellectual Property and Licensed Intellectual Property.
“Business Material Adverse Effect” means a material adverse effect on the business, condition (financial or otherwise), results of operations, assets or liabilities of the Business, taken as a whole; provided, however, that any such effect resulting or arising from or relating to any of the following matters shall not be considered when determining whether a Business Material Adverse Effect has occurred or would be reasonably likely to occur: (i) the general conditions in the industries in which the Business operates (including changes in cobalt prices or), including competition in any of the geographic areas in which the Business operates or developments or changes therein; (ii) any conditions in the general economy in any of the geographic areas in which the Business operates or developments or changes therein; (iii) political conditions, including acts of war (whether or not declared), armed hostilities and terrorism, or developments or changes therein; (iv) any conditions resulting from natural or manmade disasters or other Acts of God; (v) compliance by the Sellers with their covenants and agreements contained in this Agreement; (vi) the failure of the financial or operating performance of the Business to meet internal projections or budgets for any period prior to, on or after the date of this Agreement (provided that the effects, events, circumstances and conditions underlying such failure may be considered in determining whether a Business Material Adverse Effect has occurred); (vii) any action taken or omitted to be taken by or at the request or with the consent of Purchaser; or (viii) the announcement of this Agreement or the transactions contemplated hereby (including any action by a Governmental Entity with respect to any Contract or Permit of any of the Companies); provided further, however, that with respect to clauses (i), (ii), (iii) and (iv), effects shall be considered to the extent that they disproportionately affect the Business relative to other participants in any industry in which the Business operates.
“Cash on Hand” means, as of the close of business on the Closing Date, all cash, all cash equivalents and marketable securities of the Companies, as determined based on principles, practices and methodologies consistent with those used to prepare the Financial Statements.
“Certified Indebtedness” means all indebtedness for borrowed money (including the current portion thereof) of the Companies, and any and all accrued interest, prepayment premiums, make-whole premiums or penalties and fees or expenses associated with the prepayment of such indebtedness.
“Code” means the Internal Revenue Code of 1986, as amended, or successor statute then in effect.
“Company Plan” means any Employee Plan that is sponsored, maintained or entered into by the Companies or will otherwise impose any continuing obligations or liabilities on the Companies, Purchaser or any of its affiliates.
“Contamination” means the emission, discharge or release of any Hazardous Material to, on, onto or into the environment and the physical effects of such emission, discharge or release on the environment, including the presence, existence, or threatened presence or existence of any such Hazardous Material.
“Contract” means any written contract, lease, license, loan or credit agreement, indenture, agreement, arrangement, commitment or other legally binding arrangement.
“Covered Loss” means any and all losses, liabilities (excluding contingent liabilities), claims, fines, deficiencies, damages, obligations, payments (including those arising out of any settlement, judgment or compromise relating to any Proceeding), costs and expenses (including interest and penalties due and payable with respect thereto and reasonable attorneys’, consultants’ and accountants’ fees and any other reasonable out-of-pocket expenses), including any of the foregoing arising under, out of or in connection with any Proceeding, Judgment or award of any arbitrator of any kind, or any Law or Contract; provided, however, that Covered Loss with respect to Section 9.02(a)(i)(A) and Section 9.03(a)(i)(A) excludes any loss or liability having an aggregate value of less than $50,000.
“Environmental Laws” means, collectively, any and all Laws, Judgments or Permits relating in any way to Contamination, any Hazardous Material, the environment (indoor and outdoor), natural resources, or protection of health and safety, including those relating to exposures or threatened exposures of any person to, or emissions, discharges, releases, or threatened emissions, discharges or releases to, on, in, under, from, onto or into the environment of, any Hazardous Material, including, without limitation the European Union Regulation of 18 December 2006 known as the Registration, Evaluation, Authorisation and Restriction of Chemicals Regulation, or REACH, as amended.
“Environmental Liability” means any and all Liabilities, losses, claims, penalties, damages, costs and expenses of whatever nature or kind, known or unknown, contingent or otherwise, relating in any way to compliance with, or arising under or from, any Environmental Law or arising under any theory of law or equity and relating to, or arising from, Contamination or the use, treatment, storage, disposal, transport, generation, management, release, emission, discharge, or handling of, or exposure to, any Hazardous Material.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“GAAP” means United States generally accepted accounting principles, consistently applied.
“Governmental Entity” means any transnational, national, state, local or foreign government or any court of competent jurisdiction, regulatory or administrative agency or commission or other governmental authority, official or instrumentality, domestic or foreign, including any political subdivision thereof.
“Government Official” means any person qualifying as a public official or a “foreign official” under countries where the Companies are organized, or any other nation in which the Business does business, including (a) a person holding an official position, such as an employee, officer, or director, with any Governmental Entity; (b) any individual “acting in an official capacity”, such as a delegation of authority, from a Governmental Entity to carry out official responsibilities, including a specific project assignment; and (c) an official of a Public International Organization such as the United Nations, the World Bank, the International Monetary Fund, or regional development banks, such as the African Development Bank and the European Bank for Reconstruction and Development.
“Hazardous Material” means any element, substance, chemical, compound or mixture whether solid, liquid or gaseous, that: (a) is subject to regulation of any kind by any Governmental Entity or statutory or regulatory body with regard to the environment or protection of health and safety or otherwise under environmental Laws; or (b) the exposure, presence or existence to or of which shall at any time give rise to any Environmental Liability; including without limitation, petroleum, its derivatives, by-products and other hydrocarbons, asbestos, asbestos-containing materials, lead, lead-based products and toxic mold.
“Immediate Family” means, with respect to an individual, a child, stepchild, parent, stepparent, sibling or current spouse, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and includes any adoptive relationships.
“Indebtedness” means (i) all obligations for borrowed money, (ii) all obligations evidenced by notes, bonds, debentures, mortgages, deeds of trusts or other instruments, (iii) all obligations for the deferred purchase price of property or services (other than current liabilities incurred in the ordinary course of business that are taken into account in the calculation of Net Working Capital), (iv) all commitments by which a person assures a creditor against loss (including contingent reimbursement obligations regarding letters of credit, to the extent drawn), (v) all obligations under capitalized leases, (vi) all guarantees (other than product warranties made in the ordinary course of business), including guarantees of any items set forth in clauses (i) through (v) and, with respect to any person, any financial liability of another person that is recourse to such person or any of its assets or that is otherwise its legal liability or that is secured in whole or in part by the assets of such person (whether or not such obligation is assumed by such person), and (vii) all outstanding prepayment premiums, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (i) through (vi).
“Indemnified Environmental Liability” means any Liability for Remedial Action, or any Liability in respect of, arising out of or involving any Third Party Claim, that arises in connection with or in any way relates to any Contamination at, on or under, or migrating from, any Business Property or attributable to any Hazardous Material resulting from the operation of the Business or from operations at or on any Business Property, in each case prior to the Closing Date and whether or not such Contamination is disclosed in the Seller Disclosure Letter.
“Intellectual Property” means any and all of the following, whether or not registered: patents, patent applications and other statutory invention registrations; trademarks, service marks, trade names, brand names, trade dress, slogans, logos, Internet domain names, uniform resource locators and all other source identifiers, and the goodwill associated with any of the foregoing; inventions (whether patentable or not), industrial designs, design rights, discoveries, improvements, ideas, designs, models, formulae, patterns, compilations, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, know-how, proprietary information, customer lists, software, technical information and trade secrets; copyrights, copyrightable works, and rights in databases and data collections; other intellectual or industrial property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature to any of the foregoing or having similar effect in any jurisdiction throughout the world; and registrations and applications for registration of any of the foregoing, including any renewals, extensions, continuations (in whole or in part), divisional, re‑examinations or reissues or equivalent or counterpart thereof; and all documentation and embodiments of the foregoing; and all rights to sue or recover and retain damages, costs and attorneys’ fees for past, present or future infringement, misappropriation or other violation of any of the foregoing.
“Inventory” means raw materials, work-in-process, finished goods, supplies and other inventories of the Business.
“Judgment” means any judgment, injunction, order or decree of any Governmental Entity.
“Knowledge” means the knowledge, with respect to the Sellers, of any person listed in Section 10.04(b) of the Seller Disclosure Letter, and with respect to Purchaser, of any executive officer of Purchaser or Purchaser Guarantor.
“Law” means any constitution, treaty, convention, ordinance, code, order, injunction, Judgment, agreement with, Permit, restriction, decree, ruling, statute, law (including common law), ordinance, rule, regulation or similar requirement enacted, adopted, promulgated or applied by any Governmental Entity.
“Labor Agreements” mean any and all Contracts, collective bargaining agreements and other labor agreements between any of the Companies or the Sellers on behalf of the Business, on the one hand, and any certified or lawfully recognized labor organization representing Business Employees employed by any of the Companies, on the other hand.
“Liability” means any liability, cost, expense, debt or obligation of any kind, character, or description, and whether known or unknown, accrued, absolute, determined, determinable, contingent or otherwise, and regardless of when asserted or by whom.
“Licensed Intellectual Property” means all Intellectual Property owned by third parties (x) the licenses, sublicenses and other rights to which are included in the Purchased Assets or (y) licensed, sublicensed or otherwise made available to any of the Companies.
“Lien” means any mortgage, deed of trust, lien, license, pledge, hypothecation, attachment, levy, right of first offer, right of first refusal, security interest, charge, easement, lease, sublease, covenant, right of way, option, claim, restriction, encumbrance or other adverse claim of any kind, in each case whether voluntarily incurred or arising by operation of Law, other than restriction on transfer pursuant to applicable securities Laws.
“Net Working Capital” means the current assets of the Business on a consolidated basis, minus the current liabilities of the Business on a consolidated basis, in each case, as calculated in accordance with GAAP and taking into account the categories of exclusions set forth under the column “Exclusions” on the Working Capital Statement.
“OMG Finland” means OMG Finland Oy, a limited company organized under the laws of Finland.
“OMG Finland Business Employees” means the Employees of OMG Finland, as set forth on Section 10.04(b) of the Seller Disclosure Schedule.
“Owned Intellectual Property” means all Intellectual Property (x) included in the Purchased Assets or (y) owned, or purported to be owned, by the Companies.
“Permitted Liens” means (i) mechanics’, carriers’, workmen’s, repairmen’s Liens arising or incurred in the ordinary course of business, which are not yet due and payable and Liens for Taxes that are not due and payable or that may thereafter be paid without penalty (and for which adequate accruals or reserves have been established on the Balance Sheet), (ii) Liens that secure obligations that are reflected as liabilities on the Balance Sheet (other than Liens encumbering any Business Property), (iii) other minor imperfections of title or encumbrances, if any, (iv) leases, subleases and similar agreements set forth in Section 3.06 of the Seller Disclosure Letter, (v) easements, covenants, rights-of-way and other similar restrictions, (vi) (A) zoning, building and other similar restrictions and (B) Liens that have been placed by any developer, landlord or other third party on property over which the Business has easement rights or on any Leased Property and subordination or similar agreements relating thereto, provided that, in the case of matters described in clauses (iii), (v), and (vi), individually or in the aggregate, such matters do not materially impair or interfere with, and would not reasonably be expected to materially impair or interfere with, the continued use and operation of the assets to which they relate in the conduct of the Business as presently conducted.
“person” means any individual, firm, corporation, partnership, limited liability company, association, trust, joint venture, Governmental Entity or other entity.
“Post-Closing Tax Period” means all taxable periods or portions thereof beginning after the Closing Date; if a taxable period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the taxable period that begins immediately after the Closing Date shall constitute a Post-Closing Tax Period.
“Pre-Closing Tax Period” means all taxable periods or portions thereof ending on or before the Closing Date; if a taxable period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the taxable period that ends on and includes the Closing Date shall constitute a Pre-Closing Tax Period.
“Proceeding” means any claim, audit, investigation, action, suit or proceeding, whether judicial, administrative, criminal or arbitral, by or before any Governmental Entity.
“Purchaser Guarantor Change of Control” means (a) any person becomes the beneficial owner of equity securities of Purchaser Guarantor representing 50% or more of the combined voting power of Purchaser Guarantor’s then outstanding securities; (b) the consummation of a merger or consolidation of Purchaser Guarantor with any other person; or (c) the consummation of a sale or disposition of all or substantially all of the assets of Purchaser Guarantor to any other person.
“Purchaser Material Adverse Effect” means a material adverse effect, individually or in the aggregate, on the ability of Purchaser to (i) perform its obligations under this Agreement or (ii) consummate the Acquisition and the other transactions contemplated hereby.
“Related Party” means, with respect to any person, any of the following: (i) any executive officer, director, manager or trustee of such person; (ii) any affiliate or “associate” (as such term is defined in the rules and regulations promulgated under the 1933 Act) of such person; (iii) any Immediate Family member of any of the foregoing persons; or (iv) any trust or other similar entity created or operating for the benefit of any person referred to in the foregoing clauses (i) through (iii).
“Remedial Action” means any investigation, remediation, clean up, abatement, removal or monitoring (or words of similar import) of Hazardous Materials.
“Retention Agreements” means any retention agreements entered into between OMG and a Business Employee.
“Sale Event” means any transaction pursuant to which a person (other than a wholly-owned subsidiary of Purchaser Guarantor) (a “Kokkola Transferee”) acquires, directly or indirectly (other than as a result of a Purchaser Guarantor Change of Control), (a) a majority of the capital stock or other equity interests of OMG Kokkola Chemicals (whether by merger, consolidation, joint venture sale or transfer of capital stock or otherwise) or (b) all or substantially all of the assets of OMG Kokkola Chemicals, in the case of either of the foregoing, in one or more transactions.
“Seller Plan” means any Employee Plan that is sponsored, maintained or entered into by Seller or any of its affiliates other than the Companies.
“Sellers Representative” means any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative of, the Sellers or any of their affiliates.
“Seller Retained Indemnified Liabilities” means (i) any Liability arising out of or relating to the termination of Contracts pursuant to Section 5.12(b), (ii) any Liability arising out of or relating to any Contract as in effect as of or prior to the Closing, and the performance thereof, between any of the Companies, on the one hand, and a Seller Retained Indemnified Liability Party, on the other hand (other than Liabilities arising pursuant to the terms of the applicable Contract), and (iii) any Liability arising out of or relating to service by any Business Employee as a director or officer of a Seller Retained Indemnified Liability Party.
“Seller Retained Indemnified Liability Party” means either of (i) Groupement pour le Traitement du Terril de Lubumbashi Limited or (ii) Key Professional Services Limited.
“Sellers Material Adverse Effect” means a material adverse effect, individually or in the aggregate, on the ability of the Sellers (i) to perform their respective obligations under this Agreement, or (ii) to consummate the Acquisition and the other transactions contemplated hereby.
“Target Working Capital” means $150,046,000.
“Transfer Taxes” means all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes and fees arising on the transactions effectuated pursuant to this Agreement and, with respect to the Finland Security Transaction Tax, exclusive of any interest, penalty, or addition to tax thereon (all of which shall be borne by Purchaser).
“Working Capital Statement” means the unaudited Net Working Capital statement set forth in Section 10.04(c) of the Seller Disclosure Letter.
(h)    Location of Additional Defined Terms. Set forth below is a list of terms defined elsewhere in this Agreement:

Term	Section
Accounting Firm	1.10(b)
Acquisition	1.02
Agreement	Preamble
Allocation Statement	1.07
Antitrust Laws	5.05(d)
Assumed Liabilities	1.04
Balance Sheet	3.04
Balance Sheet Date	3.05(a)
Base Purchase Price	1.07(a)
Boliden	3.15(g)
Business Property	3.06
Chemicals Europe Shares	Recitals
Closing	1.08
Closing Date	1.08
Cobalt Alloy Sales Agreement	1.09(a)(v)
Companies	Recitals
Company Return	3.10(h)
Confidentiality Agreements	5.03(a)
Crisolteq	Recitals
Crisolteq Shares	Recitals
Deductible	9.02(b)
Discovery Period	9.04(b)
Distribution Agreement	1.09(a)(vi)
Earn-out Payment	Exhibit A
Employee Plan	3.12(a)
End Date	7.01(a)(iv)
Estimated Cash on Hand	1.09(a)(i)
Europe Shares	Recitals
Excluded Assets	1.03
Excluded Liabilities	1.05
Filing Deadline	5.05(c)
Financial Statements	3.04
Final Cash on Hand	1.10(a)
Final Working Capital	1.10(a)
Final Working Capital Statement	1.10(a)
Finland Security Transaction Tax	8.01(c)
General Enforceability Exceptions	2.02
Guarantee	5.15
Indemnified Party	9.04(a)
Insurance Plans	5.07(g)
Kokkola Transferee	10.04(b)
Leased Property	3.06
Material Contracts	3.09(b)
Name Transition Period	5.09(b)
Names	5.09(a)
Non-US Employee Plan	3.12(a)
OMG	Preamble
OMG Americas	Preamble
OMG Europe	Recitals
OMG Europe Shares	Recitals
OMG Harjavalta	Preamble
OMG Japan	Recitals
OMG Japan Shares	Recitals
Owned Property	3.06
Permits	3.14(b)
Personal Property Lease	3.05(a)
Policies	3.19
Pre-1991 Contamination	9.09(c)
Purchase Price	1.07(a)
Purchased Assets	1.02
Purchaser	Preamble
Purchaser Fundamental Representations	9.01(a)
Purchaser Guarantor	Preamble
Purchaser Indemnitees	8.02(a)
Purchaser Obligations	10.13
Purchaser Tax Act	8.02(a)
QSI	Recitals
QSI Shares	Recitals
Registered Intellectual Property	3.07(a)
Restricted Business	5.13(a)
Seller Group	3.10(h)
Sellers	Preamble
Seller Disclosure Letter	Article III
Seller Fundamental Representations	9.01(a)
Seller Indemnitees	8.02(b)
Services Agreement	1.09(a)(vii)
Site Lease	9.09(b)
Straddle Period	8.01(b)
Subject Agreement	5.01(xii)(B)
Subject Shares	Recitals
Tax Asset	3.10(h)
Tax Authority	3.10(h)
Tax Claim	8.02(c)(i)
Tax Grant	3.10(h)
Tax Loss	8.02(a)
Tax Return	3.10(h)
Tax Sharing Agreement	3.10(h)
Taxes	3.10(h)
Taxing Authority	3.10(h)
Third Party Claim	9.04(a)
Transferred Employees	5.07(b)
Transition Services Agreement	1.09(a)(iv)
U.S. Allocation	8.01(f)
Voting Company Debt	3.02

SECTION 10.05.    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each party and delivered to the other party.
SECTION 10.06.    Entire Agreement. This Agreement (including the Seller Disclosure Letter and Exhibits) and the Confidentiality Agreements contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein (including the Seller Disclosure Letter and Exhibits) or in or the Confidentiality Agreements.
SECTION 10.07.    Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing Purchaser, on the one hand, or the Sellers, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.
SECTION 10.08.    Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances.
SECTION 10.09.    Governing Law and Jurisdiction.
(d)    This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of law principles of the State of New York (other than Section 5-1401 of the New York General Obligations Law).
(e)    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions or other appropriate equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any New York State court sitting in New York County or, if subject matter jurisdiction exists, in the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at Law or in equity, and the parties hereby waive in any such proceeding the defense of adequacy of a remedy at Law and any requirement for the securing or posting of any bond or any other security related to such equitable relief. In addition, each of the parties hereto (i) submits to the personal jurisdiction of any New York State court sitting in New York County or the United States District Court for the Southern District of New York in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement in any court other than any New York State court sitting in New York County or, if subject matter jurisdiction exists, in the United States District Court for the Southern District of New York.
SECTION 10.10.    Attorney-Client Privilege and Conflict Waiver. Jones Day has represented the Sellers and their affiliates. All of the parties recognize the commonality of interest that exists and will continue to exist until Closing, and the parties agree that such commonality of interest should continue to be recognized after the Closing. Specifically, the parties agree that (i) Purchaser shall not, and shall cause the Companies not to, seek to have Jones Day disqualified from representing the Sellers, the Seller Indemnitees and their respective affiliates in connection with any dispute that may arise between the Sellers, the Seller Indemnitees or their respective affiliates and Purchaser or the Companies in connection with this Agreement or the transactions contemplated hereby and (ii) in connection with any such dispute that may arise between the Sellers, the Seller Indemnitees or their respective affiliates and Purchaser, the Sellers, the Seller Indemnitees or their respective affiliates involved in such dispute (and not Purchaser) will have the right to decide whether or not to waive the attorney-client privilege that may apply to any communications between any Seller and Jones Day that occurred before the Closing.
SECTION 10.11.    WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH PARTY (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.
SECTION 10.12.    Translation. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.
SECTION 10.13.    Purchaser Guarantor. Purchaser Guarantor hereby irrevocably and unconditionally guarantees to the Sellers the prompt and complete performance by Purchaser of all of Purchaser’s obligations and covenants required by this Agreement, including the due and punctual payment of all amounts which are or may become due and payable by Purchaser hereunder, including any Earn-out Payment provided for pursuant to Exhibit A, when and as the same shall become due and payable (collectively, the “Purchaser Obligations”), in accordance with the terms hereof. Purchaser Guarantor acknowledges and agrees that, with respect to all Purchaser Obligations to pay money, such guaranty shall be a guaranty of payment and performance and not of collection and shall not be released, discharged, mitigated, impaired or affected by:
(vi)    any dissolution, insolvency, bankruptcy, liquidation, winding-up or other proceeding affecting the Purchaser, Purchaser Guarantor;
(vii)    any unenforceability or invalidity in respect of any obligations of Purchaser under this Agreement or any other document or instrument;
(viii)    any change in the existence, control, capital structure or constitution of Purchaser or Purchaser Guarantor, or any merger, amalgamation or reorganization of Purchaser or Purchaser Guarantor;
(ix)    any extensions of time, indulgences or modifications which the Sellers or any of their affiliates may extend to or make with Purchaser in respect of the performance of the obligations guaranteed hereunder (except to the extent that such indulgences or modifications affect the obligations guaranteed hereunder);
(x)    any amendment, modification, supplement or replacement of this Agreement or any other document or instrument (except to the extent that such amendment, modification, supplement or replacement affects the obligations guaranteed hereunder);
(xi)    the occurrence of any change in the Laws of any jurisdiction or by any present or future action of any Governmental Entity amending, varying, reducing or otherwise affecting, or purporting to amend, vary, reduce or otherwise affect, any of the obligations guaranteed hereunder or the obligations of Purchaser Guarantor under this guarantee; and
(xii)    any other circumstance (other than payment and/or satisfaction in full of the obligation guaranteed hereunder) that might otherwise constitute a legal or equitable discharge of Purchaser under this Agreement or of Purchaser Guarantor in respect of its obligation hereunder.
(b)    If Purchaser shall default in the due and punctual performance of any Purchaser Obligation, including the full and timely payment of any amount due and payable pursuant to any Purchaser Obligation, Purchaser Guarantor will forthwith perform or cause to be performed such Purchaser Obligation and will forthwith make full payment of any amount due with respect thereto at its sole cost and expense.
(c)    Purchaser Guarantor represents and warrants that (i) Purchaser Guarantor has full power and authority to execute, deliver and perform this Agreement, (ii) the execution, delivery and performance of this Agreement by Purchaser Guarantor has been duly authorized by all necessary corporate action by the Purchaser Guarantor, (iii) this Agreement has been duly and executed and delivered by Purchaser Guarantor and this Agreement constitutes its valid and binding obligation, enforceable against Purchaser Guarantor in accordance with its terms, subject to the General Enforceability Exceptions.

[Signature Page Follows]
IN WITNESS WHEREOF, the Sellers and Purchaser have duly executed this Agreement as of the date first written above.
OMG HARJAVALTA CHEMICALS HOLDING BV
by

Name:
Title:
by

Name:
Title:
OMG AMERICAS, INC.
by

Name:
Title:
OM GROUP, INC.
by

Name:
Title:
KOBOLTTI CHEMICALS HOLDINGS LIMITED
by

Name:
Title:
FREEPORT-MCMORAN CORPORATION
by

Name:
Title:

Exhibit A
Earn-out Payments
Article I
Definitions
SECTION 1.01.    Definitions. The following terms, as used herein, have the following meanings:
“Cobalt Revenue” means, with respect to the Business for any period, the gross amount of revenue from sales of cobalt products for such period, in arm’s length sales by the Business, excluding (i) all amounts received from resale of cobalt metal, (ii) all by-product revenue, such as, but not limited to, copper, nickel and germanium, (iii) all metal additive revenue components of cobalt products, such as, but not limited to, nickel and manganese and (iv) all other revenue of the Business. For the avoidance of doubt, cobalt revenue from tolling, or “recycle”, of metal provided by customers and refined at Kokkola does not include any “pass-through” of metal raw material cost, and only includes the value-added and applicable premium associated with the Business’s refining and conversion of such products.
“Cobalt Revenue Coefficient” means,
with respect to the First Earn-out Year, the result of (i) the amount, if any, by which Cobalt Revenue for such Earn-out Year exceeds $420,000,000, divided by (ii) $80,000,000, with respect to the Second Earn-out Year, the result of (i) the amount, if any, by which Cobalt Revenue for such Earn-out Year exceeds $460,000,000, divided by (ii) $80,000,000, and, with respect to the Third Earn-out Year, the result of (i) the amount, if any, by which Cobalt Revenue for such Earn-out Year exceed $500,000,000, divided by (ii) $70,000,000;
provided that in no event shall the Cobalt Revenue Coefficient for any Earn-out Year be less than 0 or greater than 1.
“Earn-out Payment” means, with respect to a given Earn-out Year, an amount equal to (i) $36,666,667, multiplied by (ii) the Cobalt Revenue Coefficient for such Earn-out Year; provided that if the aggregate Cobalt Revenue for all three Earn-out Years is at least $1,610,000,000, then, notwithstanding the foregoing provisions of this definition, the Earn-out Payment for the Third Earn-out Year shall be an amount equal to (a) $110,000,000 less (b) the sum of the Earn-out Payments for the First Earn-out Year and the Second Earn-out Year.
“Earn-out Year” means any of (i) the First Earn-out Year, (ii) the Second Earn-out Year and (iii) the Third Earn-out Year.
“Final Cobalt Revenue” means, with respect to a given Earn-out Year, the Cobalt Revenue for such Earn-out Year (1) as shown in Purchaser’s calculation delivered pursuant to Section 2.01(a) of this Exhibit A, if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.01(a) of this Exhibit A or (2) if such a notice of disagreement is delivered, (a) as agreed by Purchaser and Seller pursuant to Section 2.01(b) of this Exhibit A or (b) in the absence of such agreement, as shown in the Accounting Firm’s calculation delivered pursuant to Section 2.01(b) of this Exhibit A.
“First Earn-out Year” means the period from the beginning of the first month immediately following the Closing Date to the first anniversary of such date.
“Second Earn-out Year” means the period from the date that is the end of the First Earn-out Year to the first anniversary of such date.
“Third Earn-out Year” means the period from the date that is the end of the Second Earn-out Year to the first anniversary of such date.
ARTICLE II
Earn-out Payments and Procedures
SECTION 2.01.    Calculation of Earn-out Payments. (a) As promptly as practicable, but no later than 30 days, after the end of an Earn-out Year, Purchaser will cause to be prepared and delivered to the Sellers a certificate (each, an “Earn-out Certificate”) setting forth in reasonable detail Purchaser’s calculation of Cobalt Revenue for such Earn-out Year. If the Sellers disagree with Purchaser’s calculation of Cobalt Revenue for such Earn-out Year, the Sellers may, within 30 days after delivery of the Earn-out Certificate, deliver a notice to Purchaser disagreeing with such calculation. Any such notice of disagreement shall specify those items or amounts as to which the Sellers disagree, and the Sellers shall be deemed to have agreed with all other items and amounts contained in the Earn-out Certificate. If the Sellers do not so notify Purchaser of a dispute with respect to the Earn-out Certificate within such 30-day period, the Earn-out Certificate will be final, conclusive and binding on the parties.
(b)    If a notice of disagreement shall be duly delivered pursuant to Section 2.01(a), Purchaser and the Sellers shall negotiate in good faith to resolve such dispute. If Purchaser and the Sellers, notwithstanding such good faith effort, fail to resolve such dispute within 15 days after the Sellers advise Purchaser of their objections, then Purchaser and the Sellers jointly shall engage the Accounting Firm to resolve such dispute. As promptly as practicable, and in any event not more than 15 days thereafter, Purchaser and the Sellers shall each prepare and submit a presentation detailing such party’s complete statement of proposed resolution of the dispute to the Accounting Firm. As soon as practicable thereafter, Purchaser and the Sellers shall cause the Accounting Firm to choose one of the parties’ positions based solely upon the presentations by Purchaser and the Sellers. The parties shall share the expenses of the Accounting Firm equally. All determinations made by the Accounting Firm will be final, conclusive and binding on the parties.
(c)    For purposes of complying with the terms set forth in this Section 2.01 of Exhibit A, each party shall cooperate with and make available to the other party and its representatives all information, records, data and working papers, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Earn-out Certificate and the resolution of any disputes thereunder (subject to reasonable confidentiality restrictions and the provision of such assurances, releases, indemnities or other agreements as accountants may customarily require in such circumstances).
SECTION 2.02        Earn-out Period Conduct. During the period beginning on the Closing Date and concluding at the end of the Third Earn-out Year, except as provided otherwise by the written consent of OMG: (i) Purchaser Guarantor shall cause the Business to only engage in arm’s length sales of cobalt products and (ii) Purchaser Guarantor shall, and shall cause its affiliates to, act in good faith and not take any action the purpose of which is avoid or lessen the payments that would otherwise be required pursuant to this Section 2.02. Subject to the preceding sentence, the parties acknowledge and agree that OMG Kokkola Chemicals shall have complete discretion with respect to the marketing and pricing of all of its products and services and, following the Closing, except as otherwise provided in this Section 2.02, OMG Kokkola Chemicals shall have the right to operate the Business as it sees fit.
SECTION 2.03.    Distribution of Earn-out Payments. (d) As promptly as practicable, but no later than five business days, after the determination of Final Cobalt Revenue for a given Earn-out Year, Purchaser shall pay, or shall cause to be paid, to the Sellers the Earn-out Payment for such Earn-out Year; provided that such amount shall be reduced in accordance with Article IX for any claims for indemnification by Purchaser pursuant to Article IX of the Agreement that are finally determined (either by agreement between the parties or pursuant to a final and nonappealable judgment of a court of competent jurisdiction) as of the last day of the given Earn-out Year and that have not otherwise been satisfied. Each Earn-out Payment shall be paid by or on behalf of Purchaser in immediately available funds by wire transfer to an account of the Sellers with a bank designated by the Sellers, by notice to Purchaser, which notice shall be delivered not later than two Business Days following the determination of Final Cobalt Revenue for a given Earn-out Year (or if not so designated, then by certified or official bank check payable in immediately available funds to the order of Seller in such amount).
(e)    For the avoidance of doubt, the maximum aggregate amount of Earn-Out Payments Purchaser and its affiliates shall be obligated to pay pursuant to this Exhibit A shall be $110,000,000.
(f)    The Sellers’ right to receive any Earn-out Payment shall not be evidenced by any form of certificate or instrument and does not represent any ownership or equity interest in Purchaser, the Business, the Companies, the Subsidiaries or any of their respective affiliates and does not entitle any Seller to voting rights or rights to dividend payments.

vi

CLI-2060753v12